   As filed with the Securities and Exchange Commission on July 16, 1999

                                                Registration Nos. 333-80727

                                                                  333-74125

                                                                  333-74131

                                                                  333-82761
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 1

                                       TO
                                    Form S-6

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A. Exact Name of Trust:
                          TAX EXEMPT SECURITIES TRUST

                           California Trust 169

                            Maryland Trust 108

                            New York Trust 174

                          North Carolina Trust 11

B. Name of depositor:
                           SALOMON SMITH BARNEY INC.

C. Complete address of depositor's principal executive offices:

                           SALOMON SMITH BARNEY INC.
                              388 Greenwich Street
                            New York, New York 10013

D. Name and complete address of agent for service:

                               LAURIE A. HESSLEIN
                           Salomon Smith Barney Inc.
                              388 Greenwich Street
                            New York, New York 10013

                                    Copy to:
                            MICHAEL R. ROSELLA, ESQ.
                               Battle Fowler LLP
                              75 East 55th Street
                            New York, New York 10022

E. Title and amount of Securities being registered:

  An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. Proposed maximum aggregate offering price to the public of the securities being registered:
                                   Indefinite

G. Amount of filing fee:
                            No filing fee required.

H. Approximate date of proposed sale to public:
 As soon as practicable after the effective date of the registration statement.

[X] Check box if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

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--------------------------------------------------------------------------------

                                            TAX EXEMPT SECURITIES TRUST
  --------------------------------------------------------------------

                                               California Trust 169

                                                Maryland Trust 108

                                                New York Trust 174

                                           North Carolina Trust 11

                             Unit Investment Trusts

SALOMONSMITHBARNEY             The Tax Exempt Securities Trust is sponsored by
---------------------------    Salomon Smith Barney Inc. and consists of four
A member of citigroup [LOGO]   separate unit investment trusts: California Trust
                               169, Maryland Trust 108, New York Trust 174 and
                               North Carolina Trust 11. Each trust contains a fixed portfolio of long term municipal bonds. The interest income of these bonds is generally exempt from Federal income tax and, for state designated trusts, state and local income tax in the state for which the trust is named.

This Prospectus contains three parts. Part A contains the Summary of Essential Information including summary material relating to the trusts, the Portfolios and the Statements of Financial Condition. Part B contains more detailed information about the Tax Exempt Securities Trust and Part C contains specific information about the state designated trusts. Part A may not be distributed unless accompanied by Parts B and C.

Read and retain this Prospectus for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated July 16, 1999

TAX EXEMPT SECURITIES TRUST

INVESTMENT SUMMARY AS OF JULY 15, 1999
Use this Investment Summary to help you decide whether the portfolios comprising the Tax Exempt Securities Trust are right for you. More detailed information can be found later in this prospectus.

Investment Objective

Each of the trusts seeks to pay investors monthly distributions of tax exempt interest income while conserving their capital. The Sponsor has selected a fixed portfolio of municipal bonds intended to achieve these goals.

Investment Strategy

All of the bonds in each of the trusts are rated A or better by Standard & Poor's, Moody's or Fitch. State designated trusts primarily contain bonds issued by the state for which the trust is named or counties, municipalities, authorities or political subdivisions of that state.

Taxes

Interest on all of the bonds in each of the trusts is generally exempt from regular Federal income taxes. Interest on all of the bonds in each state trust is generally exempt from certain state and local personal income taxes of the state for which the trust is named. Each of the bonds in the trusts received an opinion from bond counsel rendered on the date of issuance confirming its tax exempt status.

Risk Factors

Holders can lose money by investing in these trusts. The value of the units and the bonds held in the portfolio can each decline in value. An investment in units of a trust should be made with an understanding of the following risks:

  . Municipal bonds are long-term fixed rate debt obligations that decline in value with increases in interest rates, an issuer's worsening financial condition or a drop in bond ratings.

  . The effective maturity of a long term bond may be dramatically different than shorter term obligations. Investors will receive early returns of principal when bonds are called or sold before they mature. Investors may not be able to reinvest the money they receive at as high a yield or as long a maturity.

  . The municipal bonds could lose their tax-exempt status either due to future legislation or due to the failure of a public issuer of a bond (or private guarantor) to meet certain conditions imposed by various tax laws.

  . The default of an issuer of a municipal bond in making its payment obligation could result in the loss of interest income and/or principal to investors.

  . Since the portfolio of each of the trusts is fixed and not managed, in general the Sponsor can only sell bonds at a trust's termination or in order to meet redemptions. As a result, the price at which a bond is sold may not be the highest price it attained during the life of a trust.

The Public Offering Price

The Public Offering Price per Unit as of July 15, 1999 would have been $1,008.94 for the California Trust, $1,010.12 for the Maryland Trust, $1,009.93 for the New York Trust and $1,007.98 for the North Carolina Trust. During the initial public offering period the Public Offering Price per unit is calculated by:

  . dividing the aggregate offering price of the underlying bonds in a trust by the number of units outstanding

  . adding a sales charge of 4.70% (4.932% of the aggregate offering price of the bonds per unit)

  . adding a per unit amount sufficient to reimburse the Sponsor for organizational costs

After the initial offering period the Public Offering Price per unit is calculated by:

  . dividing the aggregate bid price of the underlying bonds in a trust by the number of units outstanding

  . adding a sales charge of 5.00% (5.263% of the aggregate bid price of the bonds per unit)

Market for Units

The Sponsor currently intends to repurchase units from holders at prices based upon the aggregate bid price of the underlying bonds. The Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If the Sponsor stops repurchasing units, a unit holder may dispose of its units by redemption. The price received from the Trustee by the unit holder for units being redeemed is also based upon the aggregate bid price of the underlying bonds. Units can be sold at any time to the Sponsor or the Trustee without fee or penalty.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR CALIFORNIA TRUST 169
--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and
Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

Unitholder Transaction Expenses (fees paid directly from your investment)

                                                              As a % of
                                                                Public   Amounts
                                                               Offering    per
                                                                Price     Unit
                                                              ---------- -------
Maximum Sales Charge Imposed on Purchase (as a percentage of
 offering price)............................................     4.70%   $47.30
Maximum Sales Charge Imposed on Reinvested Dividends........        0%   $    0
Reimbursement to Sponsor for Estimated Organization Costs...     .248%   $ 2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from
Trust assets)

                                                                         Amounts
                                                              As a % of    per
                                                              Net Assets  Unit
                                                              ---------- -------
Trustee's Fee...............................................    .128%     $1.23
Other Operating Expenses....................................    .033%    $  .32
Maximum Portfolio Supervision, Bookkeeping and
 Administrative Fees........................................    .026%    $  .25
                                                                -----    ------
  Total.....................................................    .187%     $1.80
                                                                =====    ======

Example

                                                     Cumulative Expenses
                                                         and Charges
                                                       Paid for Period
                                                    ----------------------
                                                     1     3     5    10
                                                    Year Years Years Years
                                                    ---- ----- ----- -----
An investor would pay the following expenses and
charges on a $10,000 investment, assuming the
Trust's estimated operating expense ratio of .187%
and a 5% annual return on the investment
throughout the periods............................  $488 $527  $570  $698

  The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR MARYLAND TRUST 108
--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and
Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

Unitholder Transaction Expenses (fees paid directly from your investment)

                                                              As a % of
                                                               Public   Amounts
                                                              Offering    per
                                                                Price    Unit
                                                              --------- -------
Maximum Sales Charge Imposed on Purchase (as a percentage of
 offering price).............................................   4.70%   $47.36
Maximum Sales Charge Imposed on Reinvested Dividends.........      0%   $    0
Reimbursement to Sponsor for Estimated Organization Costs....   .248%   $ 2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)

                                                                         Amounts
                                                              As a % of    per
                                                              Net Assets  Unit
                                                              ---------- -------
Trustee's Fee................................................   .124%     $1.20
Other Operating Expenses.....................................   .037%     $ .36
Maximum Portfolio Supervision, Bookkeeping and
 Administrative Fees.........................................   .026%     $ .25
                                                                -----     -----
  Total......................................................   .187%     $1.81
                                                                =====     =====

Example

                                                           Cumulative Expenses
                                                               and Charges
                                                             Paid for Period
                                                          ----------------------
                                                           1     3     5    10
                                                          Year Years Years Years
                                                          ---- ----- ----- -----
An investor would pay the following expenses and charges
on a $10,000 investment, assuming the Trust's estimated
operating
expense ratio of .187% and a 5% annual return on the
investment throughout the periods.......................  $488 $527  $570  $698

  The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR NEW YORK TRUST 174
--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and
Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

Unitholder Transaction Expenses (fees paid directly from your investment)

                                                              As a % of
                                                                Public   Amounts
                                                               Offering    per
                                                                Price     Unit
                                                              ---------- -------
Maximum Sales Charge Imposed on Purchase (as a percentage of
 offering price)............................................     4.70%   $47.35
Maximum Sales Charge Imposed on Reinvested Dividends........        0%   $    0
Reimbursement to Sponsor for Estimated Organization Costs...     .247%   $ 2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from
Trust assets)

                                                                         Amounts
                                                              As a % of    per
                                                              Net Assets  Unit
                                                              ---------- -------
Trustee's Fee...............................................    .127%    $ 1.22
Other Operating Expenses....................................    .043%    $  .41
Maximum Portfolio Supervision, Bookkeeping and
 Administrative Fees........................................    .026%    $  .25
                                                                -----    ------
  Total.....................................................    .196%    $ 1.88
                                                                =====    ======

Example

                                                       Cumulative Expenses
                                                           and Charges
                                                         Paid for Period
                                                      ----------------------
                                                       1     3     5    10
                                                      Year Years Years Years
                                                      ---- ----- ----- -----
An investor would pay the following expenses and
charges on a $10,000 investment, assuming the
Trust's estimated operating expense ratio of
 .196% and a 5% annual return on the
investment throughout the periods...................  $489 $530  $575  $708

  The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR NORTH CAROLINA TRUST 11
--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and
Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

Unitholder Transaction Expenses (fees paid directly from your investment)

                                                              As a % of
                                                               Public   Amounts
                                                              Offering    per
                                                                Price    Unit
                                                              --------- -------
Maximum Sales Charge Imposed on Purchase (as a percentage of
 offering price).............................................   4.70%   $47.26
Maximum Sales Charge Imposed on Reinvested Dividends.........      0%   $    0
Reimbursement to Sponsor for Estimated Organization Costs....   .248%   $ 2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)

                                                                         Amounts
                                                              As a % of    per
                                                              Net Assets  Unit
                                                              ---------- -------
Trustee's Fee................................................   .128%     $1.23
Other Operating Expenses.....................................   .034%     $ .33
Maximum Portfolio Supervision, Bookkeeping and
 Administrative Fees.........................................   .026%      $.25
                                                                -----     -----
  Total......................................................   .188%     $1.81
                                                                =====     =====

Example

                                                       Cumulative Expenses
                                                           and Charges
                                                         Paid for Period
                                                      ----------------------
                                                       1     3     5    10
                                                      Year Years Years Years
                                                      ---- ----- ----- -----
An investor would pay the following expenses and
charges on a $10,000 investment, assuming the
Trust's estimated operating expense ratio of
 .188% and a 5% annual return on the
investment throughout the periods...................  $488 $528  $571  $699

  The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST
SUMMARY OF ESSENTIAL INFORMATION

AS OF JULY 15, 1999+
Sponsor

Salomon Smith Barney Inc.

Trustee

The Chase Manhattan Bank

Evaluator

Kenny S & P Evaluation Services, a business unit of J.J. Kenny Company, Inc.

Date of Deposit and of Trust Agreement

July 15, 1999

Mandatory Termination Date*

Each Trust will terminate on the date of maturity, redemption, sale or other disposition of the last Bond held in the Trust.

Record Dates

The first day of each month, commencing August 1, 1999

Distribution Dates

The fifteenth day of each month,** commencing August 15, 1999

Evaluation Time

As of 1:00 P.M. on the Date of Deposit. Thereafter, as of 4:00 P.M. New York
Time.

Evaluator's Fee

The Evaluator will receive a fee of $.29 per bond per evaluation.

Sponsor's Annual Portfolio Supervision Fee***

Maximum of $.25 per $1,000 face amount of the underlying Bonds.
------------
+ The Date of Deposit. The Date of Deposit is the date on which the Trust Agreement was signed and the deposit with the Trustee was made.
* The actual date of termination of each Trust may be considerably earlier (see Part B, "Amendment and Termination of the Trust Agreement-- Termination").

** The first monthly income distribution of $2.24 for the California Trust, $2.15 for the Maryland Trust, $2.22 for the New York Trust and $2.24 for the North Carolina Trust, will be made on August 15, 1999.
*** In addition to this amount, the Sponsor may be reimbursed for bookkeeping and other administrative expenses not exceeding its actual costs.

TAX EXEMPT SECURITIES TRUST
SUMMARY OF ESSENTIAL INFORMATION

AS OF JULY 15, 1999

                                        California Trust 169 Maryland Trust 108
                                        -------------------- ------------------
Principal Amount of Bonds in Trust....       $3,000,000          $2,000,000
Number of Units.......................            3,000               2,000
Principal Amount of Bonds in Trust per
 Unit.................................       $    1,000          $    1,000
Fractional Undivided Interest in Trust
 per Unit.............................          1/3,000             1/2,000
Minimum Value of Trust:
 Trust Agreement may be Terminated if
  Principal Amount is less than.......       $1,500,000          $1,000,000
Calculation of Public Offering Price
 per Unit*:
 Aggregate Offering Price of Bonds in
  Trust...............................       $2,877,410          $1,920,515
                                             ==========          ==========
 Divided by Number of Units...........       $   959.14          $   960.26
 Plus: Sales Charge (4.70% of the
  Public Offering Price)..............       $    47.30          $    47.36
                                             ----------          ----------
 Public Offering Price per Unit.......       $ 1,006.44          $ 1,007.62
 Plus: Estimated Organization
  Expenses............................       $     2.50          $     2.50
 Plus Accrued Interest*...............       $      .84          $      .80
                                             ----------          ----------
 Total................................       $ 1,009.78          $ 1,010.92
                                             ==========          ==========
Sponsor's Initial Repurchase Price per
 Unit (per Unit Offering Price of
 Bonds)**.............................       $   959.14          $   960.26
Approximate Redemption Price per Unit
 (per Unit Bid Price of Bonds)**......       $   955.14          $   956.26
                                             ----------          ----------
Difference Between per Unit Offering
 and Bid Prices of Bonds..............       $     4.00          $     4.00
                                             ==========          ==========
Calculation of Estimated Net Annual
 Income per Unit:
 Estimated Annual Income per Unit.....       $    52.32          $    50.29
 Less: Estimated Trustee's Annual
  Fee***..............................       $     1.23          $     1.20
 Less: Other Estimated Annual
  Expenses............................       $      .57          $      .61
                                             ----------          ----------
 Estimated Net Annual Income per Unit.       $    50.52          $    48.48
                                             ==========          ==========
Calculation of Monthly Income
 Distribution per Unit:
 Estimated Net Annual Income per Unit.       $    50.52          $    48.48
 Divided by 12........................       $     4.21          $     4.04
Accrued interest from the day after
 the Date of Deposit to the first
 record date**........................       $     2.24          $     2.15
First distribution per unit...........       $     2.24          $     2.15
Daily Rate (360-day basis) of Income
 Accrual per Unit.....................       $    .1403          $    .1346
Estimated Current Return based on
 Public Offering Price****............             5.01%               4.80%
Estimated Long-Term Return****........             5.03%               4.87%

------------
* Accrued interest will commence on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).
** This figure will also include accrued interest from the day after the Date of Deposit to the date of settlement (normally three business days after purchase) and the net cash on hand in the relevant Trust, accrued expenses of such Trust and amounts distributable to holders of record of Units of such Trust as of a date prior to the computation date, on a pro rata basis. As of the close of the initial offering period, the Redemption Price per Unit and the Sponsor's Repurchase Price per Unit for each Trust will be reduced to reflect the payment of the per Unit organization costs.
*** Per $1,000 principal amount of Bonds, plus expenses.
**** The Estimated Current Return is calculated by dividing the Estimated Net
     Annual Interest Income per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account the expenses and sales charge associated with each Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Date of Deposit.

TAX EXEMPT SECURITIES TRUST
SUMMARY OF ESSENTIAL INFORMATION

AS OF JULY 15, 1999

                                                                      North
                                                         New York    Carolina
                                                        Trust 174    Trust 11
                                                        ----------  ----------
Principal Amount of Bonds in Trust....................  $3,000,000  $2,000,000
Number of Units.......................................       3,000       2,000
Principal Amount of Bonds in Trust per Unit...........  $    1,000  $    1,000
Fractional Undivided Interest in Trust per Unit.......     1/3,000     1/2,000
Minimum Value of Trust:
 Trust Agreement may be Terminated if Principal Amount
  is less than........................................  $1,500,000  $1,000,000
Calculation of Public Offering Price per Unit*:
 Aggregate Offering Price of Bonds in Trust...........  $2,880,251  $1,916,436
                                                        ==========  ==========
 Divided by Number of Units...........................  $   960.08  $   958.22
 Plus: Sales Charge (4.70% of the Public Offering
  Price)..............................................  $    47.35  $    47.26
                                                        ----------  ----------
 Public Offering Price per Unit.......................  $ 1,007.43  $ 1,005.48
 Plus: Estimated Organization Expenses................  $     2.50  $     2.50
 Plus Accrued Interest*...............................  $      .83  $      .84
                                                        ----------  ----------
 Total................................................  $ 1,010.76  $ 1,008.82
                                                        ==========  ==========
Sponsor's Initial Repurchase Price per Unit (per Unit
 Offering Price of Bonds)**...........................  $   960.08  $   958.22
Approximate Redemption Price per Unit (per Unit Bid
 Price of Bonds)**....................................  $   956.08  $   954.22
                                                        ----------  ----------
Difference Between per Unit Offering and Bid Prices of
 Bonds................................................  $     4.00  $     4.00
                                                        ==========  ==========
Calculation of Estimated Net Annual Income per Unit:
 Estimated Annual Income per Unit.....................  $    52.04  $    52.21
 Less: Estimated Trustee's Annual Fee***..............  $     1.22  $     1.23
 Less: Other Estimated Annual Expenses................  $      .66  $      .58
                                                        ----------  ----------
 Estimated Net Annual Income per Unit.................  $    50.16  $    50.40
                                                        ==========  ==========
Calculation of Monthly Income Distribution per Unit:
 Estimated Net Annual Income per Unit.................  $    50.16  $    50.40
 Divided by 12........................................  $     4.18  $     4.20
Accrued interest from the day after the Date of
 Deposit to the first record date**...................  $     2.22  $     2.24
First distribution per unit...........................  $     2.22  $     2.24
Daily Rate (360-day basis) of Income Accrual per
 Unit.................................................  $    .1393  $    .1400
Estimated Current Return based on Public Offering
 Price****............................................        4.97%       5.00%
Estimated Long-Term Return****........................        5.01%       5.06%

------------
* Accrued interest will commence on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).
** This figure will also include accrued interest from the day after the Date of Deposit to the date of settlement (normally three business days after purchase) and the net cash on hand in the relevant Trust, accrued expenses of such Trust and amounts distributable to holders of record of Units of such Trust as of a date prior to the computation date, on a pro rata basis. As of the close of the initial offering period, the Redemption Price per Unit and the Sponsor's Repurchase Price per Unit for each Trust will be reduced to reflect the payment of the per Unit organization costs.
*** Per $1,000 principal amount of Bonds, plus expenses.
**** The Estimated Current Return is calculated by dividing the Estimated Net
     Annual Interest Income per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account the expenses and sales charge associated with each Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Date of Deposit.

TAX EXEMPT SECURITIES TRUST

PORTFOLIO SUMMARY AS OF JULY 15, 1999

                                                        California    Maryland
                                                        Trust 169    Trust 108
                                                       ------------ ------------
Number of municipal bonds (from California for the
 California Trust; and from Maryland and the
 Commonwealth of Puerto Rico for the Maryland Trust).         9            7
Number of bonds issued with "original issue
 discount"...........................................         6            5
Average life to maturity of the Bonds in the Trust
 (in years)..........................................      29.1         30.9
                                                       Percentages+ Percentages+
                                                       ------------ ------------
Percentage of bonds acquired from the Sponsor (as
 sole underwriter, member of underwriting syndicate
 or otherwise from its own organization).............       0.0%        16.5%
General obligation bonds backed by the taxing power
 of state issuer.....................................       0.0%        15.6%
General obligation bonds backed by the taxing power
 of Puerto Rico issuer...............................       0.0%        13.8%
Bonds not supported by the issuer's power to levy
 tax.................................................     100.0%        70.6%
The bonds derived their income from the following
 primary sources:
 . educational facilities.............................       0.0%        30.3%*
 . hospital and health care facilities................      37.3%*       40.3%*
 . housing facilities.................................       8.9%         0.0%
 . lease rental payments..............................      17.3%         0.0%
 . recreational facilities............................      20.9%         0.0%
 . tax allocation.....................................      15.6%         0.0%
The bonds in the trust are rated as follows:
 . Standard & Poor's
  AAA................................................      57.4%        12.7%
  AA.................................................       0.0%        32.1%
  A..................................................      42.6%        27.6%
                                                          -----         ----
    Total............................................     100.0%        72.4%
                                                          =====         ====
 . Moody's
  Aaa................................................       0.0%        12.6%
  A..................................................       0.0%        15.0%
                                                          -----         ----
    Total............................................       0.0%        27.6%
                                                          =====         ====
The following insurance companies have insured the
 bonds in the trust as to timely payment of principal
 and interest:
 . ACA................................................      20.9%         0.0%
 . AMBAC..............................................      30.4%         0.0%
 . FSA................................................       8.2%        25.3%
 . MBIA...............................................       9.9%         0.0%
                                                          -----         ----
    Total............................................      69.4%        25.3%
                                                          =====         ====


------------
+ Percentages based on the aggregate offering price of the bonds in the trust.
* The trust is considered to be "concentrated" in a particular category when bonds of that type make up 25% or more of the portfolio.

TAX EXEMPT SECURITIES TRUST

PORTFOLIO SUMMARY AS OF JUNE 15, 1999

                                                       New York   North Carolina
                                                      Trust 174      Trust 11
                                                      ---------   --------------
Number of municipal bonds (from New York for the
 New York Trust and from North Carolina for the
 North Carolina Trust).............................        10              8
Number of bonds issued with "original issue
 discount".........................................         8              7
Average life to maturity of the Bonds in the Trust
 (in years)........................................      29.6           24.7
                                                     Percentages+  Percentages+
                                                     ------------ --------------
Percentage of bonds acquired from the Sponsor (as
 sole underwriter, member of underwriting syndicate
 or otherwise from its own organization)...........      0.0%           0.0%
General obligation bonds backed by the taxing power
 of state issuer...................................      8.5%           0.0%
Bonds not supported by the issuer's power to levy
 tax...............................................     91.5%         100.0%
The bonds derived their income from the following
 primary sources:
 . correctional facilities..........................      8.1%           0.0%
 . educational facilities...........................      8.1%          24.4%
 . hospital and health care facilities..............     24.7%          52.3%*
 . housing facilities...............................     23.6%          13.0%
 . power facilities.................................     10.7%          10.3%
 . transportation facilities........................      8.5%           0.0%
 . water and sewer facilities.......................      7.8%           0.0%
The bonds in the trust are rated as follows:
 . Standard & Poor's
  AAA..............................................     23.9%          34.3%
  AA...............................................     11.4%          39.6%
  A................................................     19.3%          26.1%
                                                        -----         ------
    Total..........................................     54.6%         100.0%
                                                        =====         ======
 . Moody's
  Aa...............................................     20.7%           0.0%
 . Fitch
  A................................................     24.7%           0.0%
The following insurance companies have insured the
 bonds in the trust as to timely payment of
 principal and interest:
 . Asset Guaranty...................................      0.0%          28.1%
 . FGIC.............................................      7.8%           0.0%
 . MBIA.............................................     16.1%          34.3%
                                                        -----         ------
    Total..........................................     23.9%          62.4%
                                                        =====         ======


------------
+ Percentages based on the aggregate offering price of the bonds in the trust.
* The trust is considered to be "concentrated" in a particular category when bonds of that type make up 25% or more of the portfolio.

UNDERWRITING

  The names and addresses of the Underwriters and the number of Units to be sold by them are as follows:

                                                         Units
                                       -----------------------------------------
                                                  Maryland New York  North
                                       California  Trust    Trust   Carolina
                                       Trust 169    108      174    Trust 11
                                       ---------- -------- -------- --------
Salomon Smith Barney Inc. ............   2,150     2,000    2,650    2,000
388 Greenwich Street
New York, New York 10013
Southwest Securities..................     750       --       --       --
45 Broadway
New York, New York 10006
Gruntal & Co. Incorporated............     100       --       250      --
14 Wall Street
New York, New York 10005
Oppenheimer & Co. Inc. ...............     --        --       100      --
Oppenheimer Tower
One World Financial Center
New York, New York 10281
                                         -----     -----    -----    -----
Total.................................   3,000     2,000    3,000    2,000
                                         =====     =====    =====    =====

                          INDEPENDENT AUDITORS' REPORT

To the Sponsor, Trustee and Unit Holders of

 Tax Exempt Securities Trust, California Trust 169, Maryland Trust 108, New York Trust 174 and North Carolina Trust 11:

  We have audited the accompanying statements of financial condition, including the portfolios of securities, of each of the respective trusts constituting Tax Exempt Securities Trust, California Trust 169, Maryland Trust 108, New York Trust 174 and North Carolina Trust 11 as of July 15, 1999. These financial statements are the responsibility of the Trustee (see note 6 to the statements of financial condition). Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. Our procedures included confirmation with the Trustee of an irrevocable letter of credit deposited on July 15, 1999, for the purchase of securities, as shown in the statements of financial condition and portfolios of securities. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

  In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of each of the respective trusts constituting Tax Exempt Securities Trust, California Trust 169, Maryland Trust 108, New York Trust 174 and North Carolina Trust 11 as of July 15, 1999, in conformity with generally accepted accounting principles.

                               /s/ KPMG LLP

New York, New York

July 15, 1999

                          TAX EXEMPT SECURITIES TRUST
                       STATEMENTS OF FINANCIAL CONDITION

                   AS OF DATE OF DEPOSIT, JULY 15, 1999

                                                             TRUST PROPERTY
                                                          ---------------------
                                                          California  Maryland
                                                          Trust 169  Trust 108
                                                          ---------- ----------
Investment in Tax-Exempt Securities:
  Bonds represented by purchase contracts backed by
   letter of credit (1).................................. $2,877,410 $1,920,515
Accrued interest through the Date of Deposit on
 underlying bonds (1)(2).................................     35,953     12,472
Cash (3).................................................      7,500      5,000
                                                          ---------- ----------
    Total................................................ $2,920,863 $1,937,987
                                                          ========== ==========

                                                             LIABILITIES AND
                                                               INTEREST OF
                                                              UNIT HOLDERS
                                                          ---------------------
Liabilities:
  Accrued interest through the Date of Deposit on
   underlying bonds (1)(2)............................... $   35,953 $   12,472
  Reimbursement to Sponsor for Organization Costs (3)....      7,500      5,000
                                                          ---------- ----------
                                                              43,453     17,472
                                                          ---------- ----------
Interest of Unit Holders:
  Units of fractional undivided interest outstanding
   (California Trust 169: 3,000; Maryland Trust 108:
   2,000) Cost to investors (4)..........................  3,026,790  2,020,220
   Less--Gross underwriting commission (5)...............    141,880     94,705
   Less--Organization Costs (3)..........................      7,500      5,000
                                                          ---------- ----------
   Net amount applicable to investors....................  2,877,410  1,920,515
                                                          ---------- ----------
    Total................................................ $2,920,863 $1,937,987
                                                          ========== ==========

------------

(1) Aggregate cost to each Trust of the Bonds listed under the Portfolios of Securities on the immediately following pages is based on offering prices as of 1:00 P.M. on July 15, 1999, the Date of Deposit, determined by the Evaluator on the basis set forth in Part B, "Public Offering--Offering Price." Svenska Handelsbanken issued an irrevocable letter of credit in the aggregate principal amount of $15,000,000 which was deposited with the Trustee for the purchase of $10,000,000 principal amount of Bonds in all of the Trusts, pursuant to contracts to purchase such Bonds at the aggregate cost of $9,594,612 plus $102,219 representing accrued interest thereon through the Date of Deposit.
(2) The Indenture provides that the Trustee will advance amounts equal to the accrued interest on the underlying securities of each Trust (net of accrued expenses) through the Date of Deposit and that such amounts will be distributed to the Sponsor as Unit holder of record on such date, as set forth in Part B, "Rights of Unit Holders--Distribution of Interest and Principal."

(3) A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for the per Unit portion of all or a part of the organization costs of establishing a Trust. These costs have been estimated at $2.50 per Unit for the California Trust and $2.50 per Unit for the Maryland Trust. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization expenses are less than the estimated amount, only the actual organization expenses will be deducted from the assets of a Trust.

(4) Aggregate public offering price (exclusive of interest) computed on 3,000 Units of the California Trust and 2,000 Units of the Maryland Trust, on the basis set forth in Part B, "Public Offering--Offering Price."

(5) Sales charge of 4.70% computed on 3,000 Units of the California Trust and 2,000 Units of the Maryland Trust on the basis set forth in Part B, "Public Offering--Offering Price."
(6) The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of each Trust and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of each Trust. The Trustee is also responsible for all estimates (exclusive of estimate of organization expense) and accruals reflected in each Trust's financial statements. The Evaluator determines the price for each underlying bond included in each Trust's Portfolio of Securities on the basis set forth in Part B, "Public Offering--Offering Price."

                          TAX EXEMPT SECURITIES TRUST
                       STATEMENTS OF FINANCIAL CONDITION

                   AS OF DATE OF DEPOSIT, JULY 15, 1999

                                                           TRUST PROPERTY
                                                      -------------------------
                                                                   North
                                                       New York   Carolina
                                                      Trust 174   Trust 11
                                                      ---------- ----------
Investment in Tax-Exempt Securities:
  Bonds represented by purchase contracts backed by
   letter of credit (1).............................. $2,880,251 $1,916,436
Accrued interest through the Date of Deposit on
 underlying
 bonds (1)(2)........................................     32,372     21,422
Cash (3).............................................      7,500      5,000
                                                      ---------- ----------
    Total............................................ $2,920,123 $1,942,858
                                                      ========== ==========

                                                      LIABILITIES AND INTEREST
                                                                 OF
                                                            UNIT HOLDERS
                                                      -------------------------
Liabilities:
  Accrued interest through the Date of Deposit on
   underlying bonds (1)(2)........................... $   32,372 $   21,422
  Reimbursement to Sponsor for Organization Costs
   (3)...............................................      7,500      5,000
                                                      ---------- ----------
                                                          39,872     26,422
                                                      ========== ==========
Interest of Unit Holders:
  Units of fractional undivided interest outstanding
   (New York Trust 174: 3,000; North Carolina Trust
   11: 2,000) Cost to investors (4)..................  3,029,790  2,015,940
   Less--Gross underwriting commission (5)...........    142,039     94,504
   Less--Organization Costs (3)......................      7,500      5,000
                                                      ---------- ----------
   Net amount applicable to investors................  2,880,251  1,916,436
                                                      ---------- ----------
    Total............................................ $2,920,123 $1,942,858
                                                      ========== ==========

------------

(1) Aggregate cost to each Trust of the Bonds listed under the Portfolios of Securities on the immediately following pages is based on offering prices as of 1:00 P.M. on July 15, 1999, the Date of Deposit, determined by the Evaluator on the basis set forth in Part B, "Public Offering--Offering Price." Svenska Handelsbanken issued an irrevocable letter of credit in the aggregate principal amount of $15,000,000 which was deposited with the Trustee for the purchase of $10,000,000 principal amount of Bonds in all of the Trusts, pursuant to contracts to purchase such Bonds at the aggregate cost of $9,594,612 plus $102,219 representing accrued interest thereon through the Date of Deposit.
(2) The Indenture provides that the Trustee will advance amounts equal to the accrued interest on the underlying securities of each Trust (net of accrued expenses) through the Date of Deposit and that such amounts will be distributed to the Sponsor as Unit holder of record on such date, as set forth in Part B, "Rights of Unit Holders--Distribution of Interest and Principal."

(3) A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for the per Unit portion of all or a part of the organization costs of establishing a Trust. These costs have been estimated at $2.50 per Unit for the New York Trust and $2.50 per Unit for the North Carolina Trust. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization expenses are less than the estimated amount, only the actual organization expenses will be deducted from the assets of a Trust.

(4) Aggregate public offering price (exclusive of interest) computed on 3,000 Units of the New York Trust and 2,000 Units of the North Carolina Trust, on the basis set forth in Part B, "Public Offering--Offering Price."

(5) Sales charge of 4.70% computed on 3,000 Units of the New York Trust and 2,000 Units of the North Carolina Trust on the basis set forth in Part B, "Public Offering--Offering Price."
(6) The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of each Trust and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of each Trust. The Trustee is also responsible for all estimates (exclusive of estimate of organization expense) and accruals reflected in each Trust's financial statements. The Evaluator determines the price for each underlying bond included in each Trust's Portfolio of Securities on the basis set forth in Part B, "Public Offering--Offering Price."

                          TAX EXEMPT SECURITIES TRUST

               CALIFORNIA TRUST 169--PORTFOLIO OF SECURITIES

                            AS OF JULY 15, 1999

                                                                    Cost of   Yield on  Annual
                                                     Redemption    Securities Date of  Interest
     Aggregate  Securities Represented    Ratings    Provisions     to Trust  Deposit   Income
     Principal   by Purchase Contracts      (1)         (2)          (3)(4)     (4)    to Trust
     --------- ------------------------   ------- ---------------- ---------- -------- --------
  1. $250,000  California                    A     12/1/09 @ 101    $254,403   5.600%  $14,500
               Infrastructure &                   SF 12/1/25 @ 100
               Economic Development
               Bank Revenue Bonds,
               American Center for Wine
               Food Arts, ACA Insured,
               5.80% Due 12/1/2029

  2.  340,000  California                    A     12/1/09 @ 101     347,534   5.500    19,550
               Infrastructure &                   SF 12/1/20 @ 100
               Economic Development
               Bank Revenue Bonds,
               American Center for Wine
               Food Arts, ACA Insured,
               5.75% Due 12/1/2024

  3.  500,000  California Health            AAA    10/1/08 @ 102     427,685   5.500    22,500
               Facilities Financing               SF 10/1/21 @ 100
               Authority, Insured
               Revenue Bonds, Little
               Company of Mary Health
               Services, AMBAC Insured,
               4.50% Due 10/1/2028

  4.  250,000  California Health            AAA    11/15/08 @ 101    235,343   5.400    12,500
               Facilities Finance                 SF 11/15/19 @ 00
               Authority Revenue Bonds,
               UCSF-Stanford Health
               Care, FSA Insured, 5.00%
               Due 11/15/2028

  5.  250,000  City of Camarillo,           AAA    5/20/08 @ 102     256,090   5.476    14,125
               California, Housing                SF 5/20/01 @ 100
               Revenue Bonds, GNMA
               Collateralized, Heritage
               House Project, 5.65% Due
               5/20/2033

  6.  125,000  San Bernardino,              A-      8/1/04 @ 102     124,155   5.550     6,875
               California, Certificates           SF 8/1/23 @ 100
               of Participation,
               Medical Center Financing
               Project, 5.50% Due
               8/1/2024

  7.  285,000  San Bernardino,              AAA     8/1/04 @ 102     285,815   5.450    15,675
               California, Certificates           SF 8/1/23 @ 100
               of Participation,
               Medical Center Financing
               Project, MBIA Insured,
               5.50% Due 8/1/2024


                          TAX EXEMPT SECURITIES TRUST

               CALIFORNIA TRUST 169--PORTFOLIO OF SECURITIES

                            AS OF JULY 15, 1999

                                                                    Cost of   Yield on  Annual
                                                     Redemption    Securities Date of  Interest
     Aggregate   Securities Represented    Ratings   Provisions     to Trust  Deposit   Income
     Principal    by Purchase Contracts      (1)         (2)         (3)(4)     (4)    to Trust
     ---------  ------------------------   ------- --------------- ---------- -------- --------

  8. $  500,000 Redevelopment Agency of      AAA    8/1/08 @ 101   $  447,860  5.450%  $ 23,750
                the City of San Jose,
                California, Merged Area
                Redevelopment Project,
                Tax Allocation Bonds,
                AMBAC Insured, 4.75% Due
                8/1/2030

  9.    500,000 City of San Mateo,            A     8/1/07 @ 102      498,525  5.520     27,500
                California, Joint Powers           SF 8/1/24 @ 100
                Financing Authority
                Revenue Bonds, Golf
                Course Project, 5.50%
                Due 8/1/2029
     ----------                                                    ----------          --------
     $3,000,000                                                    $2,877,410          $156,975
     ==========                                                    ==========          ========




  The Notes following the Portfolios are an integral part of each Portfolio of
                                  Securities.

                          TAX EXEMPT SECURITIES TRUST

                MARYLAND TRUST 108--PORTFOLIO OF SECURITIES

                            AS OF JULY 15, 1999

                                                                     Cost of   Yield on  Annual
                                                      Redemption    Securities Date of  Interest
     Aggregate   Securities Represented    Ratings    Provisions     to Trust  Deposit   Income
     Principal    by Purchase Contracts      (1)         (2)          (3)(4)     (4)    to Trust
     ---------  ------------------------   ------- ---------------- ---------- -------- --------
 1.  $  300,000 Maryland Health and          A2*     7/1/08 @ 102   $  286,743  5.300%  $ 15,000
                Higher Educational                 SF 1/1/20 @ 100
                Facilities Authority
                Revenue Bonds, Calvert
                Memorial Hospital Issue,
                5.00% Due 7/1/2028
 2.     320,000 Maryland Health and          AA-     7/1/08 @ 102      316,950  5.200     16,400
                Higher Educational                 SF 7/1/18 @ 100
                Facilities Authority
                Refunding Revenue Bonds,
                Johns Hopkins University
                Issue, 5.125% Due
                7/1/2020
 3.     280,000 Maryland Health and           A     10/1/09 @ 101      263,850  5.350     14,000
                Higher Educational                 SF 10/1/30 @ 100
                Facilities Authority
                Revenue Bonds, Loyola
                College Issue, 5.00% Due
                10/1/2039
 4.     250,000 Maryland Health and          AAA          --           244,650  5.381     13,125
                Higher Educational                 SF 8/15/29 @ 100
                Facilities Authority
                Revenue Bonds,
                Medlantic/Helix Issue,
                FSA Insured, 5.25% Due
                8/15/2038
 5.     250,000 Maryland Health and         Aaa*    1/1/08 @ 101       242,843  5.300     12,812
                Higher Educational                 SF 1/1/34 @ 100
                Facilities Authority
                Revenue Bonds, Upper
                Chesapeake Hospital
                Issue, FSA Insured,
                5.125% Due 1/1/2038
 6.     300,000 Anne Arundel County,         AA+    5/15/09 @ 101      299,700  5.256     15,750
                Maryland, General                  SF 5/15/21 @ 100
                Obligation Bonds,
                Consolidated Water and
                Sewer, 5.25% Due
                5/15/2028
 7.     300,000 Commonwealth of Puerto        A      7/1/08 @ 101      265,779  5.350     13,500
                Rico, Public Improvement           SF 7/1/19 @ 100
                Refunding Bonds, General
                Obligation Bonds, 4.50%
                Due 7/1/2023
     ----------                                                     ----------          --------
     $2,000,000                                                     $1,920,515          $100,587
     ==========                                                     ==========          ========

  The Notes following the Portfolios are an integral part of each Portfolio of
                                  Securities.

                          TAX EXEMPT SECURITIES TRUST

                NEW YORK TRUST 174--PORTFOLIO OF SECURITIES

                            AS OF JULY 15, 1999

                                                                              Cost of   Yield on  Annual
                                                               Redemption    Securities Date of  Interest
     Aggregate Securities Represented by Purchase   Ratings    Provisions     to Trust  Deposit   Income
     Principal              Contracts                 (1)         (2)          (3)(4)     (4)    to Trust
     --------- ----------------------------------   ------- ---------------- ---------- -------- --------
  1. $250,000       The City of New York,             A-      8/1/09 @ 101    $246,027   5.500%  $13,437
                    General Obligation
                    Bonds, 5.375% Due
                    8/1/2021

  2.  340,000       New York City Housing             AA    11/1/08 @ 101.5    329,691    5.450   17,850
                    Development Corporation,                SF 5/1/19 @ 100
                    Multi-Family Housing
                    Revenue Bonds, 5.25% Due
                    11/1/2031

  3.  250,000       New York City Municipal           AAA    6/15/08 @ 101     225,390    5.400   11,875
                    Water Finance Authority,                SF 6/15/30 @ 100
                    Water and Sewer System
                    Revenue Bonds, FGIC
                    Insured, 4.75% Due
                    6/15/2031

  4.  500,000       Dormitory Authority of            AAA     2/1/09 @ 101     463,760    5.450   25,000
                    the State of New York,                  SF 8/1/11 @ 100
                    Sisters of Charity
                    Health Care System
                    Corporation, FHA Insured
                    Mortgage Hospital
                    Revenue Bonds, MBIA
                    Insured, 5.00% Due
                    8/1/2038

  5.  250,000       Dormitory Authority of            A**   2/15/08 @ 101.5    246,575    5.500   13,500
                    the State of New York,                  SF 2/15/20 @ 100
                    Secured Hospital Revenue
                    Bonds, St. Clares
                    Hospital, 5.40% Due
                    2/15/2025

  6.  250,000       Dormitory Authority of            A**     7/1/09 @ 101     231,988    5.500   12,500
                    the State of New York,                  SF 7/1/20 @ 100
                    Upstate Community
                    Colleges, Revenue Bonds,
                    5.00% Due 7/1/2028

  7.  350,000       State of New York                Aa2**   10/1/09 @ 100     349,650    5.556   19,425
                    Mortgage Agency,                        SF 10/1/26 @ 100
                    Homeowner Mortgage
                    Revenue Bonds, 5.55% Due
                    10/1/2027

  8.  250,000       New York State Urban              A**     1/1/09 @ 101     232,975    5.500   12,500
                    Development Corporation,                SF 1/1/19 @ 100
                    Correctional Facilities
                    Service Contract Revenue
                    Bonds, 5.00% Due
                    1/1/2025


                          TAX EXEMPT SECURITIES TRUST

                NEW YORK TRUST 174--PORTFOLIO OF SECURITIES

                            AS OF JULY 15, 1999

                                                                               Cost of   Yield on  Annual
                                                                Redemption    Securities Date of  Interest
     Aggregate  Securities Represented by Purchase   Ratings    Provisions     to Trust  Deposit   Income
     Principal               Contracts                 (1)         (2)          (3)(4)     (4)    to Trust
     ---------  ----------------------------------   ------- ---------------- ---------- -------- --------
  9. $  310,000       Long Island Power                A-      6/1/03 @ 101   $  309,070  5.520%  $ 17,050
                      Authority, Electric                    SF 12/1/27 @ 100
                      System General Revenue
                      Bonds, 5.50% Due
                      12/1/2029

 10.    250,000       Triborough Bridge and            Aa3     1/1/07 @ 102      245,125  5.350     13,000
                      Tunnel Authority,                      SF 1/1/18 @ 100
                      General Purpose Revenue
                      Bonds, 5.20% Due
                      1/1/2022
     ----------                                                               ----------          --------
     $3,000,000                                                               $2,880,251          $156,137
     ==========                                                               ==========          ========

  The Notes following the Portfolios are an integral part of each Portfolio of
                                Securities.

                          TAX EXEMPT SECURITIES TRUST

             NORTH CAROLINA TRUST 11--PORTFOLIO OF SECURITIES

                            AS OF JULY 15, 1999

                                                                     Cost of   Yield on  Annual
                                                      Redemption    Securities Date of  Interest
     Aggregate   Securities Represented    Ratings    Provisions     to Trust  Deposit   Income
     Principal    by Purchase Contracts      (1)         (2)          (3)(4)     (4)    to Trust
     ---------  ------------------------   ------- ---------------- ---------- -------- --------

 1.  $  250,000 North Carolina               AA     10/1/08 @ 102   $  242,620  5.500%  $ 13,125
                Educational Facilities             SF 10/1/09 @ 100
                Finance Agency,
                Educational Facilities
                Revenue Bonds, Saint
                Augustine's College,
                Asset Guaranty Insured,
                5.25% Due 10/1/2018
 2.     250,000 North Carolina Medical       A+     2/15/06 @ 102      249,750   5.508    13,750
                Care Commission,                   SF 2/15/16 @ 100
                Hospital Revenue Bonds,
                Gaston Memorial Hospital
                Project, 5.50% Due
                2/15/2019
 3.     250,000 North Carolina Medical       AAA    10/1/08 @ 101      235,365   5.400    12,500
                Care Commission, Health            SF 10/1/19 @ 100
                Care Facilities Revenue
                Bonds, Novant Health
                Project, MBIA Insured,
                5.00% Due 10/1/2028
 4.     250,000 North Carolina Medical       AA-    12/1/08 @ 101      221,163   5.550    11,875
                Care Commission,                   SF 12/1/19 @ 100
                Hospital Revenue Bonds,
                Pitt County Memorial
                Hospital, 4.75% Due
                12/1/2028
 5.     200,000 North Carolina Eastern       AAA     1/1/08 @ 101      197,500   5.468    10,750
                Municipal Power Agency,
                Power System Revenue
                Refunding Bonds, MBIA
                Insured, 5.375% Due
                1/1/2024
 6.     250,000 University of North          AAA    10/1/08 @ 101      224,665   5.350    11,250
                Carolina, System Pooled            SF 10/1/14 @ 100
                Revenue Bonds, MBIA
                Insured, 4.50% Due
                10/1/2018
 7.     250,000 Housing Authority of the     A-      5/1/09 @ 102      249,750   5.882    14,687
                City of Raleigh, North             SF 5/1/20 @ 100
                Carolina, Multi-Family
                Housing Mortgage Revenue
                Bonds, Cedar Point
                Apartments and Cinnamon
                Ridge Apartments, 5.875%
                Due 11/1/2024

                          TAX EXEMPT SECURITIES TRUST

             NORTH CAROLINA TRUST 11--PORTFOLIO OF SECURITIES

                            AS OF JULY 15, 1999

                                                                    Cost of   Yield on  Annual
                                                     Redemption    Securities Date of  Interest
     Aggregate   Securities Represented   Ratings    Provisions     to Trust  Deposit   Income
     Principal   by Purchase Contracts      (1)         (2)          (3)(4)     (4)    to Trust
     ---------  -----------------------   ------- ---------------- ---------- -------- --------

 8.  $  300,000 Northern Hospital           AA     10/1/09 @ 102   $  295,623  5.600%  $ 16,500
                District of Surry                 SF 10/1/20 @ 100
                County, North Carolina,
                Health Care Facilities
                Revenue Bonds, Asset
                Guaranty Insured, 5.50%
                Due 10/1/2029
     ----------                                                    ----------          --------
     $2,000,000                                                    $1,916,436          $104,437
     ==========                                                    ==========          ========


  The Notes following the Portfolios are an integral part of each Portfolio of
                                  Securities.

NOTES TO PORTFOLIOS OF SECURITIES

(1) For a description of the meaning of the applicable rating symbols as published by Standard & Poor's Ratings Group, a division of McGraw-Hill, Inc., Moody's Investors Service(*) and Fitch Investor Services, Inc.(**), see Part B, "Bond Ratings."

(2) There is shown under this heading the year in which each issue of Bonds initially is redeemable and the redemption price for that year; unless otherwise indicated, each issue continues to be redeemable at declining prices thereafter, but not below par. "SF" indicates a sinking fund has been or will be established with respect to an issue of Bonds. The prices at which Bonds may be redeemed or called prior to maturity may or may not include a premium and, in certain cases, may be less than the cost of the Bonds to a Trust. Certain Bonds in a Portfolio, including Bonds listed as not being subject to redemption provisions, may be redeemed in whole or in part other than by operation of the stated redemption or sinking fund provision under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds. For example, see discussion of obligations of housing authorities in Part B, "Tax Exempt Securities Trust--Portfolio."

(3) Contracts to purchase Bonds were entered into during the period May 19, 1999, through July 15, 1999, with the settlement date on July 21, 1999. The Profit to the Sponsor on Deposit totals $14,322 for the California Trust, $17,667 for the Maryland Trust, $19,402 for the New York Trust and $13,031 for the North Carolina Trust.

(4) Evaluation of the Bonds by the Evaluator is made on the basis of current offering prices for the Bonds. The current offering prices of the Bonds are greater than the current bid prices of the Bonds. The Redemption Price per Unit and the public offering price of the Units in the secondary market are determined on the basis of the current bid prices of the Bonds. (See Part B, "Public Offering--Offering Price" and "Rights of Unit Holders-- Redemption of Units.") Yield on Date of Deposit was computed on the basis of offering prices on the date of deposit. On July 15, 1999, the aggregate bid price of the Bonds was $2,865,410 for the California Trust, $1,912,515 for the Maryland Trust, $2,868,251 for the New York Trust and $1,908,436 for the North Carolina Trust.

PROSPECTUS--Part B:
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 Note that Part B of this Prospectus may not be distributed unless accompanied by Part A.
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TAX EXEMPT SECURITIES TRUST

The Trusts

  For over 20 years, Tax Exempt Securities Trust has specialized in quality municipal bond investments designed to meet a variety of investment objectives and tax situations. Tax Exempt Securities Trust is a convenient and cost effective alternative to individual bond purchases. Each Trust is one of a series of similar but separate unit investment trusts. A unit investment trust provides many of the same benefits as individual bond purchases. However, while receiving many of the benefits, the holder of Units (the "Holder") avoids the complexity of analyzing, selecting and monitoring a multi-bond portfolio. Each Trust is also created under the laws of the State of New York by a Trust Indenture and Agreement and related Reference Trust Agreement dated the Date of Deposit (collectively, the "Trust Agreement"), of Salomon Smith Barney Inc., as Sponsor, The Chase Manhattan Bank, as Trustee, and Kenny S&P Evaluation Services, a business unit of J.J. Kenny Company, Inc., as Evaluator. Each Trust containing Bonds of a State for which such Trust is named (a "State Trust") and each National Trust is referred to herein as the "Trust" and together they are referred to as "Trusts." On the Date of Deposit, the Sponsor deposited contracts and funds (represented by a certified check or checks and/or an irrevocable letter or letters of credit, issued by a major commercial bank) for the purchase of certain interest-bearing obligations (the "Bonds") and/or Units of preceding Series of Tax Exempt Securities Trust (the "Deposited Units"). The Bonds and Deposited Units (if any) are referred to herein collectively as the "Securities." After the deposit of the Securities and the creation of the Trusts, the Trustee delivered to the Sponsor registered certificates of beneficial interest (the "Certificates") representing the units (the "Units") comprising the entire ownership of each Trust. These Units are now being offered hereby. References to multiple Trusts herein should be read as references to a single Trust if Part A indicates the creation of only one Trust.

Objectives

  The objectives of a Trust are tax-exempt income and conservation of capital through an investment in a diversified portfolio of municipal bonds. There is no guarantee that a Trust's objectives will be achieved.

Portfolio

  The Sponsor's investment professionals select Bonds for the Trust portfolios from among the 200,000 municipal bond issues that vary according to bond purpose, credit quality and years to maturity. The following factors, among others, were considered in selecting the Bonds for each Trust:

  . whether the interest on the Bonds selected would be exempt from Federal and/or state income taxes imposed on the Holders;

  . whether the Bonds were rated "A" or better by a major bond rating agency;

  . the maturity dates of the Bonds (including whether such Bonds may be called or redeemed prior to their stated maturity);

  . the diversity of the types of Bonds; and

  . the cost of the Bonds relative to what the Sponsor believes is their value.

The Units

  Each Unit in a Trust represents a fractional undivided interest in the principal and net income of such Trust. If any Units are redeemed after the date of this Prospectus, the principal amount of Bonds in the Trust will be reduced by an amount allocable to redeemed Units. Also, the fractional undivided interest in the Trust represented by each unredeemed

Unit will be increased. Units will remain outstanding until redeemed or until the termination of the Trust.

RISK FACTORS

  An investment in Units is subject to the following risks.

Failure of Issuers to Pay Interest and/or Principal

  The primary risk associated with an investment in Bonds is that the issuer of the Bond will default on principal and/or interest payments when due on the Bond. Such a default would have the effect of lessening the income generated by the Trust and/or the value of the Trust's Units. The bond ratings assigned by major rating organizations are an indication of the issuer's ability to make interest and principal payments when due on its bonds. Subsequent to the date of deposit the rating assigned to a bond may decline. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any bond.

Original Issue Discount Bonds and Zero Coupon Bonds

  Certain of the Bonds in the Trust may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate. Zero coupon bonds are original issue discount bonds that do not provide for the payment of current interest. For Federal income tax purposes, original issue discount on such bonds must be accrued over the terms of such bonds. On sale or redemption, the difference between (i) the amount realized (other than amounts treated as tax-exempt income as described below) and (ii) the tax basis of such bonds (properly adjusted, in the circumstances described below, for the accrual of original issue discount) will be treated as taxable income, gain or loss. The Code requires the Trust (and therefore the Unitholders) to accrue tax-exempt original issue discount by using the constant interest method provided for the holders of taxable obligations. In addition, the Code provides that the basis of a tax-exempt obligation is increased by the amount of accrued tax-exempt original issue discount. These provisions are applicable to obligations issued after September 3, 1982 and acquired after March 1, 1984. The Trust's tax basis in a Bond (and a Unitholder's tax basis in its Units) is increased by an accrued original issue discount. For Bonds issued after June 9, 1980 that are redeemed prior to maturity, the difference between the Trust's basis, as adjusted, and the amount received will be taxable gain or loss to the Unitholders. All or a portion of any gain may be taxable as ordinary income.

"When Issued" and "Delayed Delivery" Bonds

  Certain Bonds in a Trust may have been purchased by the Sponsor on a "when issued" basis. Bonds purchased on a "when issued" basis have not yet been issued by their governmental entity on the Date of Deposit (although such governmental entity had committed to issue such Bonds). In the case of these and/or certain other Bonds, the delivery of the Bonds may be delayed ("delayed delivery") or may not occur. The effect of a Trust containing "delayed delivery" or "when issued" Bonds is that Holders who purchased their Units prior to the date such Bonds are actually delivered to the Trustee may have to make a downward adjustment in the tax basis of their Units. Such downward adjustment may be necessary to account for interest accruing on such "when issued" or "delayed delivery" Bonds during the time between their purchase of Units and delivery of such Bonds. Such adjustment has been taken into account in computing the Estimated Current Return and Estimated Long-Term Return set forth herein, which is slightly lower than Holders may receive after the first year. To the extent that the delivery of such Bonds is delayed beyond their respective expected delivery dates, the Estimated Current Return and Estimated Long-Term Return for the first year may be lower than indicated in the "Summary of Essential Information" in Part A.

Redemption or Sale Prior to Maturity

  Most of the Bonds in the Portfolio of a Trust are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. A call or redemption provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price. Such price valuation is likely to be higher in periods of declining interest rates. Certain of the Bonds may be sold or redeemed or otherwise mature. In such cases, the proceeds from such events will be distributed to Holders and will not be reinvested. Thus, no assurance can be given that a Trust will retain for any length of time its present size and composition. To the extent that a Bond was deposited in a Trust at a price higher than the price at which it is redeemable, or at a price higher than the price at which it is sold, a sale or redemption will result in a loss in the value of Units. Monthly distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to sold or redeemed bonds. The Estimated Current Return and Estimated Long-Term Return of the Units may be adversely affected by such sales or redemptions.

Market Discount

  The Portfolio of the Trust may consist of some Bonds whose current market values were below face value on the Date of Deposit. A primary reason for the market value of such Bonds being less than face value at maturity is that the interest coupons of such Bonds are at lower rates than the current market interest rate for comparably rated Bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity. A market discount tax-exempt Bond will have a larger portion of its total return in the form of taxable ordinary income (because market discount income is taxable ordinary income) and less in the form of tax-exempt income than a comparable Bond bearing interest at current market rates. See "Taxes" herein.

Failure of a Contract to Purchase Bonds

  In the event that any contract for the purchase of any Bond fails, the Sponsor is authorized under the Trust Agreement to instruct the Trustee to acquire other securities (the "Replacement Bonds") for inclusion in the Portfolio of the affected Trust. However, in order for the Trustee to acquire any Replacement Bonds, they must be deposited not later than the earlier of (i) the first monthly Distribution Date of the Trust or (ii) 90 days after such Trust was established. The cost and aggregate principal amount of a Replacement Bond may not exceed the cost and aggregate principal amount of the Bond which it replaces. In addition, a Replacement Bond must:

  . be a tax-exempt bond;

  . have a fixed maturity or disposition date comparable to the Bond it replaces;

  . be purchased at a price that results in a yield to maturity and in a current return which is approximately equivalent to the yield to maturity and current return of the Bond which it replaces;

  . be purchased within twenty days after delivery of notice of the failed contracts; and

  . be rated in a category of A or better by a major rating organization.

  Whenever a Replacement Bond has been acquired for a Trust, the Trustee shall, within five days thereafter, notify all Holders of such Trust of the acquisition of the Replacement Bond.

  In the event that a contract to purchase any of the Bonds fails and Replacement Bonds are not acquired, the Trustee will, not later than the second monthly Distribution Date, distribute to Holders the funds attributable to the failed contract. The Sponsor will, in such a case, refund the sales charge applicable to the failed contract. If less than all the funds attributable to a failed contract are applied to purchase Replacement Bonds, the remaining moneys will be distributed to Holders not later than the second monthly Distribution Date. Moreover, the failed contract may reduce the Estimated Net Annual Income per Unit, and may lower the Estimated Current Return and Estimated Long-Term Return of the affected Trust.

Risks Inherent in an Investment in Different Types of Bonds

  The Trust may contain or be concentrated in one or more of the classifications of Bonds referred to below. A Trust is considered to be "concentrated" in a particular category when the Bonds in that category constitute 25% or more of the aggregate value of the Portfolio. An investment in Units of the Trust should be made with an understanding of the risks that these investments may entail, certain of which are described below.

  General Obligation Bonds. Certain of the Bonds in the Portfolio may be general obligations of a governmental entity that are secured by the taxing power of the entity. General obligation bonds are backed by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. However, the taxing power of any governmental entity may be limited by provisions of state constitutions or laws and an entity's credit will depend on many factors. Some such factors are the entity's tax base, the extent to which the entity relies on Federal or state aid, and other factors which are beyond the entity's control.

  Industrial Development Revenue Bonds ("IDRs"). IDRs including pollution control revenue bonds, are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects. These projects are usually operated by corporate entities. IDRs are not general obligations of governmental entities backed by their taxing power. Issuers are only obligated to pay amounts due on the IDRs to the extent that funds are available from the unexpended proceeds of the IDRs or receipts or revenues of the issuer. Payment of IDRs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Such corporate operators or guarantors that are industrial companies may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry.

  Hospital and Health Care Facility Bonds. The ability of hospitals and other health care facilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors. Some such factors are the level of payments received from private third-party payors and government programs and the cost of providing health care services. There can be no assurance that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs associated with their bonds. It also may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services. Hospitals and other health care facilities are additionally subject to claims and legal actions by patients and others in the ordinary course of business. There can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility.

  Single Family and Multi-Family Housing Bonds. Multi-family housing revenue bonds and single family mortgage revenue bonds are state and local housing issues that have been issued to provide financing for various housing projects. Multi-family housing revenue bonds are payable primarily from mortgage loans to housing projects for low to moderate income families. Single-family mortgage revenue bonds are issued for the purpose of acquiring notes secured by mortgages on residences. The ability of housing issuers to make debt service payments on their obligations may be affected by various economic and non-economic factors. Such factors include: occupancy levels, adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issues and the ability of mortgage insurers to pay claims. All single family mortgage revenue bonds and certain multi-family housing revenue bonds are prepayable over the life of the underlying mortgage or mortgage pool. Therefore, the average life of housing obligations cannot be determined. However, the average life of these obligations will ordinarily be less than their stated maturities. Mortgage loans are frequently partially or completely prepaid prior to their final stated maturities. To the extent that these obligations were valued at a premium when a Holder purchased Units, any prepayment at par would result in a loss of capital to the Holder and reduce the amount of income that would otherwise have been paid to Holders.

  Power Facility Bonds. The ability of utilities to meet their obligations with respect to bonds they issue is dependent on various factors. These factors include the rates they may charge their customers, the demand for a utility's services and the cost of providing those services. Utilities are also subject to extensive regulations relating to the rates which they may charge customers. Utilities can experience regulatory, political and consumer resistance to rate increases. Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases. Utilities are additionally subject to increased costs due to governmental environmental regulation and decreased profits due to increasing competition. Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility's results of operations. The Sponsor cannot predict at this time the ultimate effect of such factors on the ability of any issuers to meet their obligations with respect to Bonds.

  Water and Sewer Revenue Bonds. Water and sewer bonds are generally payable from user fees. The ability of state and local water and sewer authorities to meet their obligations may be affected by a number of factors. Some such factors are the failure of municipalities to utilize fully the facilities constructed by these authorities, declines in revenue from user charges, rising construction and maintenance costs, impact of environmental requirements, the difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs, the impact of "no growth" zoning ordinances and the continued availability of Federal and state financial assistance and of municipal bond insurance for future bond issues.

  University and College Bonds. The ability of universities and colleges to meet their obligations is dependent upon various factors. Some of these factors, of which an investor should be aware, are the size and diversity of their sources of revenues, enrollment, reputation, management expertise, the availability and restrictions on the use of endowments and other funds, the quality and maintenance costs of campus facilities. Also, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education may affect an institution's ability to make payments on its own.

  Lease Rental Bonds. Lease rental bonds are predominantly issued by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the authorities are financing vehicles created solely for the construction of buildings or the purchase of equipment that will be used by a state or local government. Thus, the bonds are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the bonds. Lease rental bonds are subject to the risk that the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These bonds are also subject to the risk of abatement in many states as rental bonds cease in the event that damage, destruction or condemnation of the project prevents its use by the lessee. Also, in the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the reletting or sale of the project.

  Capital Improvement Facility Bonds. The Portfolio of a Trust may contain Bonds which are in the capital improvement facilities category. Capital improvement bonds are bonds issued to provide funds to assist political subdivisions or agencies of a state through acquisition of the underlying debt of a state or local political subdivision or agency. The risks of an investment in such bonds include the risk of possible prepayment or failure of payment of proceeds on and default of the underlying debt.

  Solid Waste Disposal Bonds. Bonds issued for solid waste disposal facilities are generally payable from tipping fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products. The ability of solid waste disposal facilities to meet their obligations depends upon the continued use of the facility, the successful and efficient operation of the facility and, in the case of waste-to-energy facilities, the continued ability of the facility to generate electricity on a commercial basis. Also, increasing environmental regulation on the federal, state and local level has a significant impact on waste disposal facilities. While regulation requires more waste producers to use waste disposal facilities, it also imposes significant costs on the facilities.

  Moral Obligation Bonds. The Trust may also include "moral obligation" bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or municipality in question. Thus, such a commitment generally requires appropriation by the state legislature and accordingly does not constitute a legally enforceable obligation or debt of the state. The agencies or authorities generally have no taxing power.

  Refunded Bonds. Refunded Bonds are typically secured by direct obligations of the U.S. Government, or in some cases obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances to date, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

  Airport, Port and Highway Revenue Bonds. Certain facility revenue bonds are payable from and secured by the revenues from the ownership and operation of particular facilities, such as airports, highways and port authorities. Airport operating income may be affected by the ability of airlines to meet their obligations under the agreements with airports. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as use fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors and increased cost of maintenance or decreased use of a facility. The Sponsor cannot predict what effect conditions may have on revenues which are dependent for payment on these bonds.

  Special Tax Bonds. Special tax bonds are payable from and secured by the revenues derived by a municipality from a particular tax. Examples of such special taxes are a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Therefore, payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

  Tax Allocation Bonds. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects, financed by bond proceeds are located. Such payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: reduction of, or a less than anticipated increase in, taxable values of property in the project area; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

  Transit Authority Bonds. Mass transit is generally not self-supporting from fare revenues. Therefore, additional financial resources must be made available to ensure operation of mass transit systems as well as the timely payment of debt service. Often such financial resources include Federal and state subsidies, lease rentals paid by funds of the state or local government or a pledge of a special tax. If fare revenues or the additional financial resources do not increase appropriately to pay for rising operating expenses, the ability of the issuer to adequately service the debt may be adversely affected.

  Convention Facility Bonds. The Portfolio of a Trust may contain Bonds of issuers in the convention facilities category. Bonds in the convention facilities category include special limited obligation securities issued to finance convention and sports facilities payable from rental payments and annual governmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention centers or sports facilities.

  Correctional Facility Bonds. The Portfolio of a Trust may contain Bonds of issuers in the correctional facilities category. Bonds in the correctional facilities category include special limited obligation securities issued to construct, rehabilitate and purchase correctional facilities payable from governmental rental payments and/or appropriations.

  Puerto Rico Bonds. Certain of the Bonds in the Trust may be general obligations and/or revenue bonds of issuers located in Puerto Rico. Such bonds will be affected by general economic conditions in Puerto Rico. The economy of Puerto Rico is fully integrated with that of the mainland United States. During fiscal year 1998, approximately 90% of Puerto Rico's exports were to the United States mainland, which was also the source of 61% of Puerto Rico's imports. In fiscal 1998, Puerto Rico experienced a $8.5 billion positive adjusted merchandise trade balance. The dominant sectors of the Puerto Rico economy are manufacturing and services. Gross product in fiscal 1993 was $25.1 billion ($24.5 billion in 1992 prices) and gross product in fiscal 1997 was $32.1 billion ($27.7 billion in 1992 prices). This represents an increase in gross product of 27.7% from fiscal 1993 to 1997 (13.0% in 1992 prices). According to the Labor Department's Household Employment Survey, during fiscal 1998, total employment increased 0.8% over fiscal 1997. The preliminary figures of gross product for fiscal 1998, released in November 1998, was $34.7 billion ($28.5 billion in 1992 prices). This represents an increase of 8.1% (3.1% in 1992 prices) over fiscal 1997. This preliminary growth rate is 0.1% above the original base line forecast for fiscal 1998. The Planning Board's gross product forecast for fiscal 1999, made in February 1998, projected an increase of 2.7% over fiscal 1998. According to the Labor Department's Household Employment Survey, during the first five months of fiscal 1999, total employment decreased 1.2% over the same period for fiscal 1998. Total monthly employment averaged 1,124,800 during the first five months of fiscal 1999, compared to 1,138,400 over the same period in fiscal 1998. The seasonally adjusted unemployment rate for November 1998 was 13.3%.

Year 2000 Issue

  The Trusts, like other businesses and entities, could be adversely affected if the computer systems used by the Sponsor and Trustee or other service providers to a Trust do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to their computer systems. The Sponsor and Trustee are also seeking to obtain reasonable assurances that comparable steps are being taken by the Trusts' other service providers. However, there can be no assurance that the Year 2000 Problem will be properly or timely resolved so to avoid any adverse impact to each Trust. The Year 2000 Problem may also adversely affect the issuers of the Bonds contained in the Trust to varying degrees based upon various factors. The Sponsor is unable to predict what affect, if any, the Year 2000 Problem will have on such issuers.

Insurance

  Certain Bonds (the "Insured Bonds") may be insured or guaranteed by American Capital Access Corporation ("ACA"), Asset Guaranty Insurance Co. ("AGI"), Ambac Assurance Corporation ("AMBAC"), Asset Guaranty Reinsurance Company ("Asset Guaranty"), Capital Markets Assurance Corp. ("CAPMAC"), Connie Lee Insurance Company ("Connie Lee"), Financial Guaranty Insurance Company "Financial Guaranty"), Financial Security Assurance Inc. ("FSA"), or MBIA Insurance Corporation ("MBIA") (collectively, the "Insurance Companies"). The claims-paying ability of each of these companies, unless otherwise indicated, is rated AAA by Standard & Poor's or another acceptable national rating service. Standard & Poor's has assigned an A claims-paying ability to ACA and an AA claims-paying ability to AGI. The ratings are subject to change at any time at the discretion of the rating agencies.

  The cost of this insurance is borne either by the issuers or previous owners of the bonds. The Sponsor does not insure the bonds in conjunction with their deposit in a Trust and makes no representations with regard to the adequacy of the insurance covering any of the Insured Bonds. The insurance policies are non-cancellable and will continue in force so long as the bonds are outstanding and the insurers remain in business. The insurance policies guarantee the timely payment of principal and interest on the Insured Bonds. However, the insurance policies do not guarantee the market value of the Insured Bonds or the value of the Units. The above information relating to the Insurance Companies has been obtained from publicly available information. No representation is made as to the accuracy or adequacy of the information or as to the absence of material adverse changes since the information was made available to the public.

Litigation and Legislation

  To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trust. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, with respect to Bonds in the Trust. Litigation, for example, challenging the issuance of pollution control revenue bonds under environmental protection statutes may affect the validity of Bonds or the tax-free nature of their interest. While the outcome of litigation of this nature can never be entirely predicted, opinions of bond counsel are delivered on the date of issuance of each Bond to the effect that the Bond has been validly issued and that the interest thereon is exempt from regular Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the Bonds.

Tax Exemption

  From time to time Congress considers proposals to tax the interest on state and local obligations, such as the Bonds. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted into law, could adversely affect an investment in Units. See "Taxes" herein for a more detailed discussion concerning the tax consequences of an investment in Units. Unit holders are urged to consult their own tax advisers.

TAXES

  This is a general discussion of some of the income tax consequences of the ownership of the Units. It applies only to investors who hold the Units as capital assets. It does not discuss rules that apply to investors subject to special tax treatment, such as securities dealers, financial institutions and insurance companies.

The Bonds

  In the opinions of bond counsel delivered on the dates the Bonds were issued (or in opinions to be delivered, in the case of when issued Bonds), the interest on the Bonds is excludable from gross income for regular Federal income tax purposes under the law in effect at that time (except in certain circumstances because of the identity of the holder).
However, interest on the Bonds may be subject to other state and local taxes. The Sponsor and Battle Fowler LLP have not made and will not make any review of the procedures for the issuance of the Bonds or the basis for these opinions.

  In the opinions of bond counsel referred to above, none of the interest received on the Bonds is subject to the alternative minimum tax for individuals. However, the interest is includible in the calculation of a corporation's alternative minimum tax.

  In the case of certain of the Bonds, the opinions of bond counsel indicate that interest received by a substantial user of the facilities financed with proceeds of the Bonds, or persons related thereto, will not be exempt from regular Federal income taxes, although interest on those Bonds received by others would be exempt. The term substantial user includes only a person whose gross revenue derived with respect to the facilities financed by the issuance of the Bonds is more than 5% of the total revenue derived by all users of those facilities, or who occupies more than 5% of the usable areas of those facilities or for whom those facilities or a part thereof were specifically constructed, reconstructed or acquired. Related persons are defined to include certain related natural persons, affiliated corporations, partners and partnerships. Similar rules may be applicable for state tax purposes.

  The opinions of bond counsel may be limited to law existing at the time the Bonds were issued, and may not apply to the extent that future changes in law, regulations or interpretations affect such Bonds. Interest on some or all of the Bonds may become subject to regular Federal income tax, perhaps retroactively to their dates of issuance, as a result of changes in Federal law or as a result of the failure of issuers (or other users of the proceeds of the bonds) to comply with certain ongoing requirements. Failure to meet these requirements could cause the interest on the Bonds to become taxable, thereby reducing the value of the Bonds, subjecting holders of the Bonds to unanticipated tax liabilities and possibly requiring the Trustee to sell the Bonds at reduced values.

  The Sponsor and Battle Fowler LLP have not made any investigation as to the current or future owners or users of the facilities financed by the Bonds, the amount of such persons' outstanding tax-exempt private activity bonds, or the facilities themselves, and no one can give any assurance that future events will not affect the tax-exempt status of the Bonds.

  From time to time Congress considers proposals to tax the interest on state and local obligations, such as the Bonds and it can be expected that similar proposals, including proposals for a flat tax or consumption tax, may be introduced in the future. The Sponsor cannot predict whether additional legislation in respect of the Federal income tax status of interest on state and local obligations may be enacted and what the effect of such legislation would be on Bonds in the Trust. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted, could adversely affect an investment in Units. The decision does not, however, affect the current exemption from taxation of the interest earned on the Bonds in the Trust.

  The Internal Revenue Service has expanded, and is continuing to expand its examination program with respect to tax-exempt bonds. The expanded examination program consists of, among other measures, increased enforcement against abusive transactions, broader audit coverage and more comprehensive information reporting on the tax-exempt bond information returns. These developments could affect the Bonds.

  Investors should consult their tax advisors for advice with respect to the effect of these provisions on their particular tax situation.

The Trust

  In the opinion of Battle Fowler LLP, special counsel for the Sponsor, under existing law:

    The Trusts are not associations taxable as corporations for Federal income tax purposes, and interest on the Bonds that is excludible from Federal gross income when received by the Trusts will be excludible from the Federal gross income of the Unit holders. Any proceeds paid under the insurance policy described above issued to the Trusts with respect to the Bonds and any proceeds paid under individual policies obtained by issuers of Bonds or other parties that represent maturing interest on defaulted obligations held by the Trusts will be excludible from Federal gross income to the same extent as such interest would have been excludable if paid in the normal course by the issuer of the defaulted obligations.

    Each Unit holder will be considered the owner of a pro rata portion of the Bonds and any other assets held in the Trust under the grantor trust rules of the Code. Each Unit holder will be considered to have received its pro rata share of income from Bonds held by the Trust on receipt by the Trust (or earlier accrual, depending on the Unit holder's method of accounting and depending on the existence of any original issue discount), and each Unit holder will have a taxable event when an underlying Bond is disposed of (whether by sale, redemption, or payment at maturity) or when the Unit holder redeems or sells its Units.

  The opinion of Battle Fowler LLP as to the tax status of the Trust is not affected by the provision of the Trust Agreement that authorizes the acquisition of Replacement Bonds or by the implementation of the option automatically to reinvest principal and interest distributions from the Trust pursuant to the Automatic Accumulation Plan, described under "Automatic Accumulation Account" in this Part B.

Other Tax Issues

  The Trust may contain Bonds issued with original issue discount. The Code requires Unit holders to accrue tax-exempt original issue discount by using the constant interest method provided for the holders of taxable obligations and to increase the basis of a tax-exempt obligation by the amount of accrued tax-exempt original issue discount. These provisions are applicable to obligations issued after September 3, 1982 and acquired after March 1, 1984. The Trust's tax basis (and the Unit holder's tax basis) in a Bond is increased by any accrued original issue discount. For Bonds issued after June 9, 1980 that are redeemed prior to maturity, the difference between the Trust's basis, as adjusted, and the amount received will be taxable gain or loss to the Unit holders.

  Unit holders should consult their own tax advisors with respect to the state and local tax consequences of owning original issue discount bonds. It is possible that in determining state and local taxes, interest on tax-exempt bonds issued with original issue discount may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

  The total cost of a Unit to a Unit holder, including sales charge, is allocated among the Bonds held in the Trust (in proportion to the values of each Bond) in order to determine the Unit holder's per Unit tax basis for each Bond. The tax basis reduction requirements of the Code relating to amortization of bond premium discussed below will apply separately to the per Unit cost of each such Bond.

  A Unit holder will be considered to have purchased its pro rata interest in a Bond at a premium when it acquires a Unit if its tax cost for its pro rata interest in the Bond exceeds its pro rata interest in the Bond's face amount (or the issue price plus accrued original issue discount of an original issue discount bond). The Unit holder will be required to amortize any premium over the period remaining before the maturity or call date of the Bond. Amortization of premium on a Bond will reduce a Unit holder's tax basis for its pro rata interest in the Bond, but will not result in any deduction from the Unit holder's income. Thus, for example, a Unit holder who purchases a Unit at a price that results in a Bond premium and resells it at the same price will recognize taxable gain equal to the portion of the premium that was amortized during the period the Unit holder is considered to have held such interest.

  Bond premium must be amortized under the method the Unit holder regularly employs for amortizing bond premium (assuming such method is reasonable). With respect to a callable bond, the premium must be computed with respect to the call price and be amortized to the first call date (and successively to later call dates based on the call prices for those dates).

  Gain (or loss) realized on a sale, maturity or redemption of the Bonds or on a sale or redemption of a Unit is includible in gross income for Federal, state and local income tax purposes. That gain will be capital gain (or loss), assuming that the Unit is held as a capital asset, except for any accrued interest, accrued original issue discount or accrued market discount. When a Bond is sold by the Trust, taxable gain or loss will be realized by the Unit holder equal the difference between (i) the amount received (excluding the portion representing accrued interest) and (ii) the adjusted basis (including any accrued original issue discount). Taxable gain (or loss) will also result if a Unit is sold or redeemed for an amount different from its adjusted basis to the Unit holder. The amount received when a Unit is sold or redeemed is allocated among all the Bonds in the Trust in the same manner if the Trust had disposed of the Bonds, and the Unit holder may exclude accrued interest, including any accrued original issue discount, but not amounts attributable to market discount. The return of a Unit holder's tax basis is otherwise a tax-free return of capital.

  A Unit holder may acquire its Units, or the Trust may acquire Bonds at a price that represents a market discount for the Bonds. Bonds purchased at a market discount tend to increase in market value as they approach maturity, when the principal amount is payable, thus increasing the potential for taxable gain (or reducing the potential for loss) on their redemption, maturity or sale. Gain on the disposition of a Bond purchased at a market discount generally will be treated as taxable ordinary income, rather than capital gain, to the extent of accrued market discount. The administration's fiscal year 2000 budget proposal would require accrual basis taxpayers to accrue market discount income with respect to obligations acquired after the date that the proposal is enacted.

  Long-term capital gains realized by non-corporate Unit holders (with respect to Units and

Bonds held for more than one year) will be taxed at a maximum federal income tax rate of 20%, while ordinary income received by non-corporate Unit holders will be taxed at a maximum federal income tax rate of 39.6%. The deductibility of capital losses is limited to the amount of capital gain; in addition, up to $3,000 of capital losses of noncorporate Unit holders ($1,500 in the case of married individuals filing separate returns) may be deducted against ordinary income. Since the proceeds from sales of Bonds, under certain circumstances, may not be distributed pro-rata, a Unit holder's taxable income or gain for any year may exceed its actual cash distributions in that year.

  If the Trust purchases any units of a previously issued series, based on the opinion of counsel with respect to such series the Trust's pro rata ownership interest in the bonds of such series (or any previously issued series) will be treated as though it were owned directly by the Trust.

  Among other things, the Code provides for the following: (1) interest on certain private activity bonds is an item of tax preference included in the calculation of alternative minimum tax, however none of the Bonds in the Trust is covered by this provision; (2) 75% of the amount by which adjusted current earnings (including interest on all tax-exempt bonds) exceed alternative minimum taxable income, as modified for this calculation, will be included in corporate alternative minimum taxable income; (3) subject to certain exceptions, no financial institution is allowed a deduction for interest expense allocable to tax-exempt interest on bonds acquired after August 7, 1986; (4) the amount of the deduction allowed to property and casualty insurance companies for underwriting loss is decreased by an amount determined with regard to tax-exempt interest income and the deductible portion of dividends received by such companies; (5) an issuer must meet certain requirements on a continuing basis in order for interest on a bond to be tax-exempt, with failure to meet such requirements resulting in the loss of tax exemption; and (6) the branch profits tax on U.S. branches of foreign corporations may have the effect of taxing a U.S. branch of a foreign corporation on the interest on bonds otherwise exempt from tax.

  The Code provides that a portion of social security benefits is includible in taxable income for taxpayers whose "modified adjusted gross income" combined with a portion of their social security benefits exceeds a base amount. The base amount is $25,000 for an individual, $32,000 for a married couple filing a joint return and zero for married persons filing separate returns. Interest on tax-exempt bonds is added to adjusted gross income for purposes of determining whether an individual's income exceeds this base amount.

  Certain S corporations, with accumulated earnings and profits from years in which they were subject to regular corporate tax, may be subject to minimum tax on excess passive income, including tax-exempt interest.

  If borrowed funds are used by a Unit holder to purchase or carry Units of the Trust, interest on such indebtedness will not be deductible for Federal income tax purposes. Fees and expenses of the Trust will also not be deductible. Under rules used by the Internal Revenue Service, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. Similar rules are applicable for purposes of state and local taxation.

  After the end of each calendar year, the Trustee will furnish to each Unit holder an annual statement containing information relating to the interest received by the Trust on the Bonds, the gross proceeds received by the Trust from the disposition of any Bond (resulting from redemption or payment at maturity of any Bond or the sale by the Trust of any Bond), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Unit holder and to the Internal Revenue Service. Unit holders are required to report to the Internal Revenue Service the amount of tax-exempt interest received during the year.

EXPENSES AND CHARGES

Initial Expenses

  Investors will reimburse the Sponsor on a per Unit basis, all or a portion of the estimated costs incurred in organizing each Trust including the cost of the initial preparation of documents relating to a Trust, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses. The estimated organization costs will be paid to the Sponsor from the assets of a Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor. Any balance of the costs incurred in establishing a Trust, as well as advertising and selling expenses and other out-of-pocket expenses will be paid at no cost to the Trusts.

Fees

  The Trustee's, Evaluator's and Sponsor's fees are set forth under the Summary of Essential Information. The Trustee receives for its services as Trustee payable in monthly installments, the amount set forth under Summary of Essential Information. The Trustee's fee is based on the principal amount of Bonds contained in the Trust during the preceding month. The Trustee also receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture.

  The Evaluator's fee, which is earned for Bond evaluations, is received for each evaluation of the Bonds in a Trust as set forth under Summary of Essential Information.

  The Sponsor's fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year. The Sponsor's fee, which is not to exceed the maximum amount set forth under Summary of Essential Information, may exceed the actual costs of providing supervisory services for the Trust. However, at no time will the total amount the Sponsor receives for trust supervisory services rendered to all series of Tax Exempt Securities Trusts in any calendar year exceed the aggregate cost to it of supplying these services in that year. In addition, the Sponsor may also be reimbursed for bookkeeping or other administrative services provided to the Trust in amounts not exceeding its cost of providing those services.

  The fees of the Trustee, Evaluator and Sponsor may be increased without approval of Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor.

Other Charges

  The following additional charges are or may be incurred by a Trust: all expenses of the Trustee (including fees and expenses of counsel and auditors) incurred in connection with its activities under the Trust Agreement, including reports and communications to Unit holders; expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust.

  To the extent lawful, the Trust will also pay expenses associated with updating the Trusts' registration statements and maintaining registration or qualification of the Units and/or a Trust under Federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor. Any payments received by the Sponsor reimbursing it for payments made to update Trusts' registration statements will not exceed the costs incurred by the Sponsors.

  The Trusts shall further incur expenses associated with all taxes and other governmental charges imposed upon the Bonds or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee's fee, when paid by or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Bonds in order to make funds available to pay all expenses. All direct distribution expenses of the Trusts (including the costs of maintaining the secondary market for the Trusts), such as printing and distributing prospectuses, and preparing, printing and distributing any advertisements or sales literature, will be paid at no cost to the Trusts.

PUBLIC OFFERING

Offering Price

  During the initial public offering period, the Public Offering Price of the Units is determined by adding to the Evaluator's determination of the aggregate offering price of the Bonds per Unit a sales charge equal to a percentage of the Public Offering Price of the Units, as set forth in the table below. In addition, during the initial public offering period a portion of the Public Offering Price per Unit also consists of cash in an amount sufficient to pay the per Unit portion of all or a part of the cost incurred in organizing and offering a Trust. After the initial public offering period, the Public Offering Price of the Units of a Trust will be determined by adding to the Evaluator's determination of the aggregate bid price of the Bonds per Unit a sales charge equal to 5.00% of the Public Offering Price (5.263% of the aggregate bid price of the Bonds per Unit). A proportionate share of accrued and undistributed interest on the Bonds in a Trust at the date of delivery of the Units to the purchaser is also added to the Public Offering Price.

  During the initial public offering period, the sales charge and dealer concession for the Trusts will be reduced as follows:

                           Percent of                 Percent of
                             Public                   Net Amount                 Dealer
Units Purchased+         Offering Price                Invested                Concession
----------------         --------------               ----------               ----------
      1-99                   4.70%                      4.932%                   $33.00
    100-249                  4.25%                      4.439%                   $32.00
    250-499                  4.00%                      4.167%                   $30.00
    500-999                  3.50%                      3.627%                   $25.00
1,000 or more                3.00%                      3.093%                   $20.00

------------
+ The reduced sales charge is also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 for one Unit, etc. Units held in the name of the spouse or child under the age of 21 of the purchaser are deemed to be registered in the name of the purchaser for purposes of calculating the applicable sales charge.

  The Sponsor may at any time change the amount by which the sales charge is reduced, or discontinue the discount completely.

  Employees of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units at a Public Offering Price equal to the Evaluator's determination of the aggregate offering price of the Bonds per Unit plus a sales charge of .50%. In addition, during the initial public offering period a portion of the Public Offering Price per Unit also consists of cash in an amount sufficient to pay the per Unit portion of all or a part of the cost incurred in organizing and offering a Trust. After the initial public offering period such purchases may be made at a Public Offering Price equal to the Evaluator's determination of the aggregate bid price of the Bonds per Unit plus a sales charge of .50%. Sales through such plans to employees of the Sponsor result in less selling effort and selling expenses than sales to the general public. Participants in the Smith Barney Asset OneSM Program and in the Reinvestment Program of any series of the Trust may purchase Units at a Public Offering Price equal to the Evaluator's determination of the aggregate offering price of the Bonds (plus cash held by the Trust for organization and offering costs) per Unit during the initial offering period and after the initial offering period at a Public Offering Price equal to the Evaluator's determination of the aggregate bid price of the Bonds per Unit. Participants in the Smith Barney Asset OneSM Program are subject to certain fees for specified securities brokerage and execution services.

Method of Evaluation

  During the initial public offering period, the aggregate offering price of the Bonds is determined by the Evaluator (1) on the basis of current offering prices for Bonds, (2) if offering prices are not available for any Bonds, on the basis of current offering prices for comparable securities, (3) by appraisal, or (4) by any combination of the above. Such determinations are made each business day as of the Evaluation Time set forth in the Summary of Essential Information. Following the initial public offering period, the aggregate bid price of the Bonds will be determined by the Evaluator (1) on the basis of the current bid prices for the Bonds, (2) if bid prices are not available for any Bonds, on the basis of current bid prices of comparable securities, (3) by appraisal, or (4) by any combination of the above. Such determinations will be made each business day as of the Evaluation Time set forth in the Summary of Essential Information. The term "business day," as used herein shall exclude Saturdays, Sundays and any day on which the New York Stock Exchange is closed. The difference between the bid and offering prices of the Bonds may be expected to average approximately 1 1/2% of principal amount of the Bonds. In the case of actively traded securities, the difference may be as little as 1/2 of 1%, and in the case of inactively traded securities such difference will usually not exceed 3%. On the Date of Deposit for each Trust the aggregate current offering price of such Bonds per Unit exceeded the bid price of such Bonds per Unit by the amounts set forth under Summary of Essential Information.

Distribution of Units

  During the initial public offering period Units of a Trust will be distributed to the public at the Public Offering Price through the Underwriters and dealers. The initial public offering period is 30 days unless all Units of a Trust are sold prior thereto, in which case the initial public offering period terminates with the sale of all Units. So long as all Units initially offered have not been sold, the Sponsor may extend the initial public offering period for up to four additional successive 30-day periods. Upon completion of the initial public offering, Units which remain unsold or which may be acquired in the secondary market may be offered by this Prospectus at the Public Offering Price determined in the manner provided for secondary market sales.

  It is the Sponsor's intention to qualify Units of a Trust for sale through the Underwriters and dealers who are members of the National Association of Securities Dealers, Inc. Units of a State Trust will be offered for sale only in the State for which the Trust is named, except that Units of a New York Trust will also be offered for sale to residents of the State of Connecticut, the State of Florida and the Commonwealth of Puerto Rico. Units will initially be sold to dealers at prices which represent a concession equal to the amount designated in the tables under "Public Offering--Offering Price." The Sponsor reserves the right to change the amount of the concession to dealers from time to time. After the initial offering period the dealer concession is negotiated on a case-by-case basis.

  Sales will be made only with respect to whole Units, and the Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. A purchaser does not become a Holder or become entitled to exercise the rights of a Holder

(including the right to redeem his Units) until he has paid for his Units. Generally, such payment must be made within five business days after an order for the purchase of Units has been placed. The price paid by a Holder is the Public Offering Price in effect at the time his order is received, plus accrued interest. This price may be different from the Public Offering Price in effect on any other day, including the day on which he made payment for the Units.

Market for Units

  While the Sponsor is not obligated to do so, its intention is to maintain a market for the Units of a Trust and continuously to offer to purchase such Units at prices based upon the aggregate bid price of the underlying Bonds. The Sponsor may cease to maintain such a market at any time and from time to time without notice if the supply of Units of a Trust of this Series exceeds demand or for any other reason. In this event the Sponsor may nonetheless purchase Units at prices based on the current Redemption Price of those Units. In the event that a market is not maintained for the Units of a Trust, a Holder desiring to dispose of its Units may be able to do so by tendering such Units to the Trustee for redemption at the Redemption Price.

Exchange Option

  Holders may exchange their Units of this series for units of any series of Tax Exempt Securities Trust (the "Exchange Trust") available for sale in the state in which the Holder resides. Such exchange will be at a Public Offering Price for the units of the Exchange Trust to be acquired based on a fixed sales charge of $25 per unit. The Sponsor reserves the right to modify, suspend or terminate this plan at any time without further notice to Holders. Therefore, there is no assurance that the Exchange Option will be available to a Holder. Exchanges will be effected in whole units only. If the proceeds from the Units being surrendered are less than the cost of a whole number of units being acquired, the exchanging Holder will be permitted to add cash in an amount to round up to the next highest number of whole units.

  An exchange of Units pursuant to the Exchange Option for units of an Exchange Trust will generally constitute a taxable event under the Code, i.e., a Holder will recognize a gain or loss at the time of exchange. However, an exchange of Units of this Trust for units of any other series of the Tax Exempt Securities Trust, which are grantor trusts for U.S. Federal income tax purposes, will not constitute a taxable event to the extent that the underlying securities in each trust do not differ materially either in kind or in extent. Holders are urged to consult their own tax advisors as to the tax consequences to them of exchanging Units in particular cases.

  Units of the Exchange Trust will be sold under the Exchange Option at the bid prices (for trusts being offered in the secondary market) and offer prices (for trusts being offered in the primary market) of the underlying securities in the particular portfolio involved per unit plus a fixed charge of $25 per unit. Sales to dealers will be made at prices which represent a concession. The amount of the concession will be established at the time of sale by the Sponsor. As an example, assume that a Holder, who has three units of a trust with a current price of $1,020 per unit based on the bid prices of the underlying securities, desires to exchange his Units for units of a series of an Exchange Trust with a current price of $880 per unit based on the bid prices of the underlying securities. In this example, the proceeds from the Unit holder's units will aggregate $3,060. Since only whole units of an Exchange Trust may be purchased under the Exchange Option, the Holder would be able to acquire three units in the Exchange Trust for a total cost of $2,715 ($2,640 for the units and $75 for the sales charge) and would also receive $345 for the fractional Unit.

Reinvestment Programs

  Distributions of interest and/or principal are made to Holders monthly. The Holder has the option of either receiving a monthly income check from the Trustee or participating in one of the reinvestment programs offered by the Sponsor provided such Holder meets the minimum qualifications of the reinvestment program and such program lawfully qualifies for sale in the jurisdiction in which the Holder resides. Upon enrollment in a reinvestment program, the Trustee will direct monthly interest distributions and principal distributions to the reinvestment program selected by the Holder. Since the Sponsor has arranged for different reinvestment alternatives Holders should contact the Sponsor for more complete information, including charges and expenses. The appropriate prospectus will be sent to the Holder. The Holder should read the prospectus for a reinvestment program carefully before deciding to participate. Participation in the reinvestment program will apply to all Units of a Trust owned by a Holder and may be terminated at any time by the Holder. The program may also be modified or terminated by the Trustee or the program's Sponsor.

Sponsor's and Underwriters' Profits

  The Underwriters receive a commission based on the sales charge of a particular Trust as adjusted pursuant to the agreement among Underwriters. The Sponsor receives a gross commission equal to the applicable sales charge for any Units they have underwritten, and receive the difference between the applicable sales charge and the Underwriter's commission for the remainder of the Units. In addition, the Sponsor may realize profits or sustain losses in the amount of any difference between the cost of the Bonds to a Trust and the purchase price of such Bonds to the Sponsor. Under certain circumstances, an Underwriter may be entitled to share in such profits, if any, realized by the Sponsor. The Sponsor may also realize profits or sustain losses with respect to Bonds deposited in a Trust which were acquired from its own organization or from underwriting syndicates of which it was a member. During the initial public offering period the Underwriters also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the offering prices of the Bonds and hence in the Public Offering Price received by the Underwriters for Units. Cash made available to the Sponsor prior to the anticipated first settlement date for the purchase of Units may be used in the Sponsor's businesses to the extent permitted by applicable regulations.

  In maintaining a market for the Units the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which they buy such Units and the price at which they resell or redeem such Units.

RIGHTS OF HOLDERS

Certificates

  Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer.

  Certificates may be issued in denominations of one Unit or any multiple thereof. A Holder may be required to pay $2.00 per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Holder must furnish indemnity satisfactory to the Trustee and must pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

Distribution of Interest and Principal

  Interest and principal received by a Trust will be distributed on each monthly Distribution Date on a pro rata basis to Holders of record in such Trust as of the preceding Record Date. All distributions will be net of applicable expenses and funds required for the redemption of Units and, if applicable, reimbursements to the Trustee for interest payments advanced to Holders on previous Distribution Dates.

  The Trustee will credit to the Interest Account of a Trust all interest received by such Trust, including that part of the proceeds of any disposition of Bonds of such Trust which represents accrued interest. Other receipts will be credited to the Principal Account of a Trust. The pro rata share of the Interest Account and the pro rata share of cash in the Principal Account represented by each Unit of a Trust will be computed by the Trustee each month as of the Record Date. Proceeds received from the disposition of any of the Bonds subsequent to a Record Date and prior to the next succeeding Distribution Date will be held in the Principal Account and will not be distributed until the following Distribution Date. The distribution to the Holders as of each Record Date will be made on the following Distribution Date or shortly thereafter. Such distributions shall consist of an amount substantially equal to one-twelfth of such Holders' pro rata share of the estimated annual income to the Interest Account after deducting estimated expenses (the "Monthly Income Distribution") plus such Holders' pro rata share of the cash balance in the Principal Account computed as of the close of business on the preceding Record Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units. No distribution need be made from the Principal Account if the balance therein is less than an amount sufficient to distribute $5.00 per Unit. The Monthly Income Distribution per Unit initially will be in the amount shown under Summary of Essential Information for a Trust. The Monthly Income Distribution will change as the income and expenses of such Trust change and as Bonds are exchanged, redeemed, paid or sold.

  Normally, interest on the Bonds is paid on a semi-annual basis. Because Bond interest is not received by a Trust at a constant rate throughout the year any Monthly Income Distribution may be more or less than the amount credited to the Interest Account as of the Record Date. In order to eliminate fluctuations in Monthly Income Distributions resulting from such variances, the Trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide Monthly Income Distributions of approximately equal amounts. The Trustee will then be reimbursed, without interest, for any such advances from funds available from the Interest Account on the next ensuing Record Date. If all or a portion of the Bonds for which advances have been made subsequently fail to pay interest when due, the Trustee may recoup such advances by reducing the amount distributed per Unit in one or more Monthly Interest Distributions. If Units are redeemed subsequent to such advances by the Trustee, each remaining Holder will be subject to a greater pro rata reduction in his Monthly Interest Distribution. To the extent it is unable to recoup advances from the Interest Account, the Trustee is also entitled to withdraw from the Principal Account. Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to Holders and are available for use by The Chase Manhattan Bank pursuant to normal banking procedures. The Trustee is entitled to the benefit of any reasonable cash balances in the Income and Principal Accounts. Because of the varying interest payment dates of the Bonds, accrued interest may at any point in time be greater than the amount of interest distributed to Holders. This excess accrued but undistributed interest amount will be added to the value of the Units on any purchase made after the Date of Deposit. If a Holder sells all or a portion of his Units a portion of his sale proceeds will be allocable to his proportionate share of the accrued interest. Similarly, if a Holder redeems all or a portion of his Units, the Redemption Price per Unit which he is entitled to receive from the Trustee will also include his accrued interest on the Bonds.

  As of the first day of each month the Trustee will deduct from the Interest Account of a Trust amounts necessary to pay the expenses of such Trust. To the extent there are not sufficient funds in the Interest Account to pay Trust expenses, the Trustee is also entitled to withdraw from the Principal Account. The Trustee also may withdraw from the accounts such amounts it deems necessary to establish a reserve for any governmental charges payable out of a Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee returns any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of Units by the Trustee.

  The Trustee has agreed to advance to a Trust the amount of accrued interest due on the Bonds from their respective issue dates or previous interest payment dates through the Date of Deposit. This accrued interest amount will be paid to the Sponsor as the holder of record of all Units on the first settlement date for the Units. Consequently, when the Sponsor sells Units of a Trust, the amount of accrued interest to be added to the Public Offering Price of the Units purchased by an investor will include only accrued interest from the day after the Date of Deposit through the date of settlement of the investor's purchase (normally three business days after purchase), less any distributions from the Interest Account. The Trustee will recover its advances to a Trust (without interest or other cost to such Trust) from interest received on the Bonds deposited in such Trust.

Reports and Records

  The Trustee shall furnish Holders in connection with each distribution a statement of the amount of interest and the amount of other receipts which are being distributed, expressed in each case as a dollar amount per Unit. In the event that the issuer of any of the Bonds fails to make payment when due of any interest or principal and such failure results in a change in the amount which would otherwise be distributed as a monthly distribution, the Trustee will, with the first such distribution following such failure, set forth in an accompanying statement, the issuer and the Bond, the amount of the reduction in the distribution per Unit resulting from such failure, the percentage of the aggregate principal amount of Bonds which such Bond represents and information regarding any disposition or legal action with respect to such Bond. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Holder of record, a statement (1) as to the Interest Account: interest received, deductions for payment of applicable taxes and for fees and expenses of a Trust, redemptions of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (2) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing interest), deductions for payments of applicable taxes and for fees and expenses of a Trust, redemptions of Units, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account. The accounts of a Trust shall be audited not less frequently than annually by independent auditors designated by the Sponsor, and the report of such auditors shall be furnished by the Trustee to Holders upon request.

  The Trustee shall keep available for inspection by Holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee including records of the names and addresses of Holders, certificates issued or held, a current list of Bonds in the Portfolio of a Trust and a copy of the Trust Agreement.

Redemption of Units

  Units may be tendered to the Trustee for redemption at its unit investment trust office at 4 New York Plaza, New York, New York 10004, upon payment of any relevant tax. At the present time there are no specific taxes related to the redemption of the Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.

  Certificates for Units to be redeemed must be properly endorsed or accompanied by a written instrument of transfer. Holders must sign exactly as their name appears on the face of the certificate with the signature guaranteed by an officer of a national bank or trust company or by a member of either the New York, Midwest or Pacific Stock Exchange. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

  Within seven calendar days following such tender, the Holder will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except as regards Units received after the close of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading.

  Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Bonds in order to make funds available for redemption. Such sales could result in a sale of Bonds by the Trustee at a loss. To the extent Bonds are sold the size and diversity of a Trust will be reduced.

  The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the underlying Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission has by order permitted.

Computation of Redemption Price per Unit

  The Redemption Price per Unit of a Trust is determined by the Trustee on the basis of the bid prices of the Bonds in such Trust as of the Evaluation Time on the date any such determination is made. The Redemption Price per Unit of a Trust is each Unit's pro rata share, determined by the Trustee, of: (1) the aggregate value of the Bonds in such Trust on the bid side of the market (determined by the Evaluator as set forth below), (2) cash on hand in such Trust (other than funds covering contracts to purchase Bonds), and accrued and unpaid interest on the Bonds as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of such Trust, (b) the accrued expenses of such Trust, and (c) cash held for distribution to Holders of such Trust of record as of a date prior to the evaluation. As of the close of the initial public offering period the Redemption Price per Unit will be reduced to reflect the organization costs per Unit of a Trust. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust.

Purchase by the Sponsor of Units Tendered for Redemption

  The Trust Agreement requires that the Trustee notify the Sponsor of any tender of Units for redemption. So long as the Sponsor maintains a bid in the secondary market, the Sponsor, prior to the close of business on the second succeeding business day, will purchase any Units tendered to the Trustee. Such a purchase by the Sponsor will be at the price so bid by making payment to the Holder in an amount not less than the Redemption Price and not later than the day on which the Units would otherwise have been redeemed by the Trustee.

  The offering price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus. Any profit resulting from the resale of such Units will belong to the Sponsor. The Sponsor likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such Units.

SPONSOR

  Salomon Smith Barney Inc. ("Salomon Smith Barney"), was incorporated in Delaware in 1960 and traces its history through predecessor partnerships to 1873. On September 1, 1998, Salomon Brothers Inc. merged with and into Smith Barney Inc. ("Smith Barney") with Smith Barney surviving the merger and changing its name to Salomon Smith Barney Inc. The merger of Salomon Brothers Inc. and Smith Barney followed the merger of their parent companies in November 1997. Salomon Smith Barney, an investment banking and securities broker-dealer firm, is a member of the New York Stock Exchange, Inc. and other major securities and commodities exchanges, the National Association of Securities Dealers, Inc. and the Securities Industry Association. Salomon Smith Barney is an indirect wholly-owned subsidiary of Citigroup Inc. Salomon Smith Barney or an affiliate is investment adviser, principal underwriter or distributor of 60 open-end investment companies and investment manager of 12 closed-end investment companies. Salomon Smith Barney also sponsors all Series of Corporate Securities Trust, Government Securities Trust, Harris, Upham Tax-Exempt Fund and Tax Exempt Securities Trust, and acts as sponsor of most Series of Defined Assets Funds.

Limitations on Liability

  The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to Holders for taking any action or refraining from any action in good faith or for errors in judgment. The Sponsor shall also not be responsible in any way for depreciation or loss incurred by reason of the sale of any Bonds, except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Responsibility

  Although the Trusts are not actively managed as mutual funds are, the portfolios are reviewed periodically on a regular cycle. The Sponsor is empowered to direct the Trustee to dispose of Bonds when certain events occur that adversely affect the value of the Bonds. Such events include: default in payment of interest or principal, default in payment of interest or principal on other obligations of the same issuer, institution of legal proceedings, default under other documents adversely affecting debt service, decline in price or the occurrence of other market or credit factors, or decline in projected income pledged for debt service on revenue Bonds and advanced refunding that, in the opinion of the Sponsor, may be detrimental to the interests of the Holders. The Sponsor intends to provide Portfolio supervisory services for each Trust in order to determine whether the Trustee should be directed to dispose of any such Bonds.

  It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new obligations in exchange and substitution for any Bonds pursuant to a refunding or refinancing plan. However, the Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer is in default with respect to such Bonds or in the judgment of the Sponsor the issuer will probably default in respect to such Bonds in the foreseeable future.

  Any obligations so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Bonds the Trustee is required to give notice thereof to each Holder, identifying the Bonds eliminated and the Bonds substituted therefor. Except as stated in this and the preceding paragraph, the acquisition by a Trust of any securities other than the Bonds initially deposited in the Trust is prohibited.

Resignation

  If the Sponsor resigns or becomes unable to perform its duties under the Trust Agreement, and no express provision is made for action by the Trustee in such event, the Trustee may appoint a successor sponsor or terminate the Trust Agreement and liquidate the Trusts.

TRUSTEE

  The Trustee is The Chase Manhattan Bank with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, New York, New York 10004. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Bonds deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Bonds and coupon-clipping, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

Limitations on Liability

  The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any moneys, securities or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties. In addition, the Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of a Trust which the Trustee may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction.

Resignation

  By executing an instrument in writing and filing the same with the Sponsor, the Trustee and any successor may resign. In such an event the Sponsor is obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If no successor has accepted the appointment within thirty days after notice of resignation, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

EVALUATOR

  The Evaluator is Kenny S&P Evaluation Services, a business unit of J.J. Kenny Company, Inc., a subsidiary of The McGraw-Hill Companies, Inc., with main offices located at 65 Broadway, New York, New York 10006.

Limitations on Liability

  The Trustee, Sponsor and Holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determination by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, the Sponsor, or Holders for errors in judgment. But this provision shall not protect the Evaluator in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Responsibility

  The Trust Agreement requires the Evaluator to evaluate the Bonds of a Trust on the basis of their bid prices on the last business day of June and December in each year, on the day on which any Unit of such Trust is tendered for redemption and on any other day such evaluation is desired by the Trustee or is requested by the Sponsor.

Resignation

  The Evaluator may resign or may be removed by the joint action of the Sponsor and the Trustee. Should such removal occur, the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by a successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

AMENDMENT AND TERMINATION OF THE TRUST AGREEMENT

Amendment

  The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Holders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interests of the Holders. However, the Trust Agreement may not be amended to increase the number of Units issuable or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Bonds initially deposited in a Trust. In the event of any amendment, the Trustee is obligated to notify promptly all Holders of the substance of such amendment.

Termination

  The Trust Agreement provides that if the principal amount of Bonds held in Trust is less than 50% of the principal amount of the Bonds originally deposited in such Trust, the Trustee may in its discretion and will, when directed by the Sponsor, terminate such Trust. A Trust may be terminated at any time by 100% of the Holders. However, in no event may a Trust continue beyond the Mandatory Termination Date set forth under "Summary of Essential Information." In the event of termination, written notice thereof will be sent by the Trustee to all Holders. Within a reasonable period after termination, the Trustee will sell any Bonds remaining in the affected Trust. Then after paying all expenses and charges incurred by such Trust, the Trustee will distribute to each Holder, upon surrender for cancellation of his certificate for Units, his pro rata share of the balances remaining in the Interest and Principal Account of such Trust.

MISCELLANEOUS

Legal Opinion

  The legality of the Units has been passed upon by Battle Fowler LLP, 75 East 55th Street, New York, New York 10022, as special counsel for the Sponsor.

Auditors

  The statements of financial condition and the portfolios of securities included in this Prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

Performance Information

  Sales material may compare tax-equivalent yields of long-term municipal bonds to long-term U.S. Treasury bonds and to the Bond Buyer Revenue Bond Index. Such information is based on past performance and is not indicative of future results. Yields on taxable investment are generally higher than those of tax-exempt securities of comparable maturity. While income from municipal bonds is exempt from federal income taxes, income from Treasuries is exempt from state and local taxes. Since Treasuries are considered to have the highest possible credit quality, the difference in yields is somewhat narrower than if compared to corporate bonds with similar ratings and maturities.

BOND RATINGS+

  All ratings shown under Part A, "Portfolio of Securities", except those identified otherwise, are by Standard & Poor's.

Standard & Poor's

  A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers, or lessees. The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price or suitability for a particular investor. The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

  The ratings are based, in varying degrees, on the following considerations:

    I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;
------------
+ As described by the rating agencies.

    II. Nature of and provisions of the obligation; and

    III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

  AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay interest and repay principal.

  AA--Bonds rated AA have a very strong capacity to pay interest and repay principal, and in the majority of instances they differ from AAA issues only in small degrees.

  A--Bonds rated A have a strong capacity to pay interest and repay principal, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher-rated categories.

  BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to weakened capacity to pay interest and repay principal for bonds in this category than for bonds in the higher-rated categories.

  Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from "AA" to "BB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

  Provisional Ratings: The letter "p" following a rating indicates the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

  Conditional rating(s), indicated by "Con" are given to bonds for which the continuance of the security rating is contingent upon Standard & Poor's receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows and/or the security rating is conditional upon the issuance of insurance by the respective insurance company.

Moody's

  A brief description of the applicable Moody's rating symbols and their meanings is as follows:

  Aaa--Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

  Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. Aa bonds are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

  A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

  Baa--Bonds which are rated Baa are considered as medium grade obligations: i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

  Rating symbols may include numerical modifiers "1," "2," or "3." The numerical modifier "1" indicates that the security ranks at the high end, "2" in the mid-range, and "3" nearer the low end of the generic category. These modifiers of rating symbols "Aa," "A" and "Baa" are to give investors a more precise indication of relative debt quality in each of the historically defined categories.

Fitch

  AAA--These bonds are considered to be investment grade and of the highest quality. The obligor has an extraordinary ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

  AA--These bonds are considered to be investment grade and of high quality. The obligor's ability to pay interest and repay principal, while very strong, is somewhat less than for AAA rated securities or more subject to possible change over the term of the issue.

  A--These bonds are considered to be investment grade and of good quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

  BBB--These bonds are considered to be investment grade and of satisfactory quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however are more likely to weaken this ability than bonds with higher ratings.

  A "+" or a "-" sign after a rating symbol indicates relative standing in its rating.

Duff & Phelps

  AAA--Highest credit quality. The risk factors are negligible, being only slightly more than for risk-free U.S. Treasury debt.

  AA--High credit quality. Protection factors are strong. Risk is modest but may vary slightly from time to time because of economic conditions.

  A--Protection factors are average but adequate. However, risk factors are more variable and greater in periods of economic stress.

  A "+" or a "-" sign after a rating symbol indicates relative standing in its rating.

FEDERAL TAX FREE VS. TAXABLE INCOME

  This table shows the approximate yields which taxable securities must earn in various income brackets to produce, after Federal income tax, returns equivalent to specified tax-exempt bond yields. The table is computed on the theory that the taxpayer's highest bracket tax rate is applicable to the entire amount of any increase or decrease in his taxable income resulting from a switch from taxable to tax-exempt securities or vice versa. The table reflects projected effective Federal income tax rates and tax brackets for the 1999 taxable year. Because the Federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may vary somewhat from those indicated in the table. Use this table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of Federal income tax.

1999 Tax Year
-------------------------------------------------------------------------------

   Taxable Income Bracket                            Tax Exempt Yield
                               Federal Effective
                                 Tax    Federal
Joint Return   Single Return   Bracket Tax Rate  4.00%  4.50%  5.00%  5.50%  6.00%  6.50%
                                             Taxable Equivalent Yield
------------------------------------------------------------------------------------------
$      0-
  43,050      $      0- 25,750  15.00%   15.00%  4.71%  5.29%  5.88%  6.47%   7.06%  7.65%
$ 43,051-
 104,050      $ 25,751- 62,450  28.00%   28.00%  5.56   6.25   6.94   7.64    8.33   9.03
$104,051-
 126,600      $ 62,451-126,600  31.00%   31.00%  5.80   6.52   7.25   7.97    8.70   9.42
$126,601-
 158,550      $126,601-130,250  31.00%   31.93%  5.88   6.61   7.35   8.08    8.81   9.55
$158,551-
 283,150      $130,251-283,150  36.00%   37.08%  6.36   7.15   7.95   8.74    9.54  10.33
Over
 $283,150     Over $283,150     39.60%   40.79%  6.76   7.60   8.44   9.29   10.13  10.98
------------------------------------------------------------------------------------------

Note: This table reflects the following:
  1 Taxable income, as reflected in the above table, equals Federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $126,600, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the Federal tax rates through the use of higher effective Federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $189,950 for married taxpayers filing a joint tax return and $126,600 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.
  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

PROSPECTUS--Part C:
--------------------------------------------------------------------------------

  Note: Part C of this Prospectus may not be distributed unless accompanied by
                                 Parts A and B.
--------------------------------------------------------------------------------
TAX EXEMPT SECURITIES TRUST--THE STATE TRUSTS

  Potential purchasers of the Units of a State Trust should consider the fact that the Trust's Portfolio consists primarily of Bonds issued by the state for which such State Trust is named or its municipalities or authorities and realize the substantial risks associated with an investment in such Bonds. Each State Trust is subject to certain additional risk factors. The Sponsor believes the discussions of risk factors summarized below describe some of the more significant aspects of the State Trusts. The sources of such information are the official statements of issuers as well as other publicly available documents. While the Sponsor has not independently verified this information, it has no reason to believe that such information is not correct in all material respects. Investment in a State Trust should be made with an understanding that the value of the underlying Portfolio may decline with increases in interest rates.

California Trust

  Risk Factors--The following information is a brief summary of factors affecting the economy of the State of California and does not purport to be a complete description of such factors. Other factors will affect issuers. The summary is based primarily upon one or more publicly available offering statements relating to debt offerings of California issuers; however, it has not been updated. The Trust has not independently verified the information.

  General Economic Conditions. The economy of the State of California (sometimes referred to herein as the "State") is the largest among the 50 states and one of the largest in the world. This diversified economy has major components in agriculture, manufacturing, high technology, trade, entertainment, tourism, construction and services.

  California's July 1, 1998 population of over 33.2 million represented over 13% of the total United States population. As of July 1, 1990 the population of 29,944,000 represented an increase of over 6 million persons, or 26%, during the decade of the 1980s.

  California's population is concentrated in metropolitan areas. As of the April 1, 1990 census, 96% resided in the 23 Metropolitan Statistical Areas in the State. As of July 1, 1997, the five-county Los Angeles area accounted for 49%, with 16.0 million residents. The 10-county San Francisco Bay Area represented 21%, with a population of 6.9 million.

  From 1990-1993, the State suffered through a severe recession, the worst since the 1930s, heavily influenced by large cutbacks in defense/aerospace industries and military base closures and by a major drop in real estate construction. California's economy has been recovering and growing steadily since the start of 1994. The current economic expansion is marked by strong growth in high technology manufacturing and services, including computer software, electronic manufacturing and motion picture/television production; growth is also strong in other business services, both nonresidential and residential construction and local education.

  In May 1998, the State Department of Finance projected that the California economy would continue to show robust growth through 1998, although at a slightly slower pace than in 1997. The Asian economic crisis which began in late 1997 was expected to have some dampening effects on the State's economy. However, during the summer of 1998, the soaring trade deficit, continuing weakness in Asia, initial signs of economic weakness in Canada and Latin America, which have been California's largest trading partners, and the fall in stock prices worldwide all suggests that the May forecasts were too optimistic, particularly for 1999. Other impacts of the international situation may help California, such as the reduction in long-term interest rates.

  The State: Fiscal Years Prior to 1995-96. The State's budget problems in the early 1990s were caused by a combination of external economic conditions and a structural imbalance in that the largest general fund programs (K-14 education, health, welfare and corrections) were increasing faster than the revenue base, driven by the State's rapid population growth. The pressures are expected to continue as population trends maintain strong demand for health and welfare services, as the school age population continues to grow, and as the State's corrections program responds to a "Three Strikes" law enacted in 1994, which requires mandatory life prison terms for certain third-time felony offenders. In addition, the State's health and welfare programs are in a transition period as a result of recent federal and state welfare reform initiatives.

  As a result of these factors and others, and especially because a severe recession between 1990-1994 reduced revenues and increased expenditures for social welfare programs, from the late 1980s until 1992-93, the State had a period of budget imbalance. During this period, expenditures exceeded revenues in four out of six years, and the State accumulated and sustained a budget deficit in its budget reserve, the Special Fund for Economic Uncertainties ("SFEU") approaching $2.8 billion at its peak at June 30, 1993. Starting in the 1990-91 Fiscal Year and for each fiscal year thereafter, each budget required multibillion dollar actions to bring projected revenues and expenditures into balance.

  Despite various remedial actions taken by the State, the effects of the recession led to large, unanticipated deficits in the budget reserve, the SFEU, as compared to projected positive balances. By the 1993-94 Fiscal Year, the accumulated deficit was so large that it was impractical to budget to retire it in one year, so a two-year program was implemented, using the issuance of revenue anticipation warrants to carry a portion of the deficit over the end of the fiscal year. When the economy failed to recover sufficiently in 1993-94, a second two-year plan was implemented in 1994-95, again using cross-fiscal year revenue anticipation warrants to partly finance the deficit into the 1995-96 fiscal year. For several years during the recession, the State was forced to rely increasingly on external debt markets to meet its cash needs, as a succession of notes and revenue anticipation warrants were issued in the period from June 1992 to July 1994, often needed to pay previously maturing notes or warrants. These borrowings were used also in part to spread out the repayment of the accumulated budget deficit over the end of a fiscal year.

  1995-96 through 1997-98 Fiscal Years. The State's financial condition improved markedly during the 1995-96, 1996-97 and 1997-98 fiscal years, with a combination of better than expected revenues, slowdown in growth of social welfare programs, and continued spending restraint based on the actions taken in earlier years. The State's cash position also improved, and no external deficit borrowing has occurred over the end of these three fiscal years.

  The economy grew strongly during these fiscal years, and as a result, the General Fund took in substantially greater tax revenues (around $2.2 billion in 1995-96, $1.6 billion in 1996-97 and $2.2 billion in 1997-98) than were initially planned when the budgets were enacted. These additional funds were largely directed to school spending as mandated by Proposition 98, and to make up shortfalls from reduced federal health and welfare aid in 1995-96 and 1996-
97. The accumulated budget deficit from the recession years was finally eliminated. The Department of Finance estimates that the State's budget reserve
(SFEU) totaled $639.8 million as of June 30, 1997 and $1.782 billion at June 30, 1998.

  On August 18, 1997, the Governor signed the 1997-98 Budget Act, but vetoed about $314 million of specific spending items, primarily in health and welfare and education areas from both the General Fund and Special Funds. The Governor announced that he was prepared to restore about $200 million of education spending upon satisfactory completion of legislation on an education testing program.

  The 1997-98 Budget Act anticipated General Fund revenues and transfers of $52.5 billion (a 6.8% increase over the final 1996-97 amount), and expenditures of $52.8 billion (an 8.0% increase from the 1996-97 levels). On a budgetary basis, the budget reserve (SFEU) was projected to decrease from $408 million at June 30, 1997 to $112 million at June 30, 1998. As of January 9, 1998, the State Director of Finance estimated a reserve of $329 million at June 30, 1998. (The expenditure figure assumes restoration of $200 million in vetoed funding.) The Budget Act also included Special Fund expenditures of $14.4 billion (as against estimated Special Fund revenues of $14.0 billion), and $2.1 billion of expenditures from various Bond Funds. The State implemented its normal annual cash flow borrowing program, issuing $3 billion of notes which matured on June 30, 1998.

  Federal Welfare Reform. Congress passed and the President signed (on August 22, 1996) the Personal Responsibility and Work Opportunity Act of 1996 (the "Law") making a fundamental reform of the current welfare system. Among many provisions, the Law includes: (i) conversion of Aid to Families with Dependent Children from an entitlement program to a block grant titled Temporary Assistance for Needy Families (TANF), with lifetime time limits on TANF recipients, work requirements and other changes; (ii) provisions denying certain federal welfare and public benefits to legal noncitizens, allowing states to elect to deny additional benefits (including TANF) to legal noncitizens, and generally denying almost all benefits to illegal immigrants; and (iii) changes in the Food Stamp program, including reducing maximum benefits and imposing work requirements.

  As part of the 1997-98 Budget Act legislative package, the State Legislature and Governor agreed on a comprehensive reform of the State's public assistance programs to implement the new federal Law. The new basic State welfare program is called California Work Opportunity and Responsibility to Kids Act ("CalWORKs"), which replaces the former Aid to Families with Dependent Children
(AFDC) and Greater Avenues to Independence (GAIN) programs effective January 1, 1998. Consistent with the federal Law, CalWORKs contains new time limits on receipt of welfare aid, both lifetime as well as for any current time on aid. Administration of the new Welfare-to-Work programs will be largely at the county level, and counties are given financial incentives for success in this program.

  Although the longer-term impact of the new federal Law and CalWORKs cannot be determined until there has been some experience, the State does not presently anticipate that these new programs will have any adverse financial impact on the General Fund. Overall TANF grants from the federal government are expected to equal or exceed the amounts the State would have received under the old AFDC program.

  1999-2000 Fiscal Year. Pursuant to Article IV, Section 13(c) of the Constitution of the State of California, the State Legislature is required to adopt its budget for the upcoming fiscal year (July 1-June 30) by midnight of June 15th, and in the absence of which, the Legislature may not send to the Governor for consideration any bill appropriating funds for expenditure during the fiscal year for which the budget bill is to be enacted, except emergency bills or appropriations for the salaries and expenses of the Legislature. On January 8, 1999, newly-elected Governor Davis released his proposed budget for the 1999-2000 Fiscal Year (the "Proposed Budget"). The Proposed Budget estimated general fund revenues and transfers in 1999-2000 of $60.3 billion, a 7.1% increase from revised 1998-99 figures. The Governor proposed expenditures of $60.5 billion, a 3.8% increase from 1998-99. The Proposed Budget projected a balance in the SFEU of $414.5 million on June 30, 2000. For the first time since 1993, as had been true since the late 1980s, the June 30 deadline for signing the budget into law was met. Due to the Legislature's failure to comply with this constitutional requirement, the Howard Jarvis Taxpayers Association sought an injunction in a Los

Angeles Superior Court to prohibit the State from making certain types of payments in the absence of an adopted budget. On July 21, 1998, a preliminary injunction was issued. Under the terms of the injunction order, until such time as the budget was adopted, the State was precluded from making any payments from the State treasury for Fiscal Year 1998-99 except for certain enumerated expenditures. The budget for Fiscal Year 1999-2000 was passed by the Legislature on June 16, 1999, and the Governor signed it on June 29, 1999 (the "Budget").




  Significant features of the Budget are as follows:

  . Proposition 98 funding for K-12 is expanded to $37.9 billion, an increase of $2.3 billion over 1998-99. Proposition 98 per-pupil spending has increased to $6,025, which is $274 over the 1998-99 level. $444 million of the Proposition 98 funding will support a package of initiatives to significantly improve student academic achievement to be focused in three major areas: textbooks and library materials ($134 million), enhancing professional quality ($50 million) and increasing school accountability ($192 million).

  . Funding for higher education increased. The Budget provides the University of California with $184 million in new funding and the California State University system with $126 million. The Budget also includes additional growth of funding to community college districts, with growth by $324.3 million, an increase of 6.6 percent.

  . The Budget incorporates $425 million, in addition to the $50 million provided in the 1998-99 Budget, to capitalize the California Infrastructure and Economic Development Bank. The Bank will leverage those funds to generate about $1.9 billion in low interest rate loans to local agencies to assist with needed infrastructure to support economic development. Projects are expected to include roadways, sewers, water treatment and delivery systems and utilities.

  . With respect to public safety, among other things the Budget provides
    $38.7 million for various programs that provide treatment for state prison inmates and parolees to assist in their transition back into the community and to reduce recidivism, $30 million for grants to local law enforcement agencies to address one-time equipment needs, and $24 million for planning and acquisition of new state prison.

  . The Budget contains approximately $157 million for restoration of California's State Parks, including $137 million for deferred maintenance, $10 million for cultural heritage projects and $10 for natural heritage projects. The Budget also contains $158 million for land acquisitions to preserve open spaces, improve and protect natural habitats and enhance public access to the State's natural resources. $23 million is budgeted to continue and expand the Air Quality Standards Attainment Program, which will also be expanded to begin addressing infrastructure needs such as electric vehicle refueling stations and research and development.

  . With regard to tax relief, the Budget cuts the vehicle license fee an additional 10 percent over the cuts made in the 1999 Budget, resulting in a cumulative 35 percent cut from 1998 base levels. The Budget provides for a permanent exclusion of 50 percent of capital gains on small business stock held over five years, eliminates the first two years of the minimum franchise tax for new corporations and conforms to federal law by increasing the deduction for health insurance for the self-employed.

  . The Budget contains $249.4 million to expand HIV/AIDS education, prevention, care and treatment services, as well as $213.2 million to continue and expand the Healthy

   Families Program to provide health care coverage to approximately 295,000 uninsured children in low-income families. The Budget provides $82 million to expand Medi-Cal eligibility to approximately 250,000 more Californians, and $72 million to increase staffing hours provided per patient per day with respect to Medi-Cal Nursing Home Care.

  . The Budget contains a one-time subvention of $150 million from the General Fund to local agencies to provide Educational Revenue
    Augmentation Fund relief, and an $18 million augmentation for Public Library Foundation Program which allocates funds to local public libraries for basic library services, representing a 46 percent increase over the 1998-99 level of $38.9 million.

  . Capital outlay expenditures are increased by $1.3 billion or 49 percent over 1998-99 and grants to local transportation agencies for local street and highway projects are increased by $599 million (nearly 44 percent).

  . The Budget also contains $128 million to fund workload increases and high priority programmatic improvements such as funding for Year 2000 compliance of court computer systems, negotiated salary increases for trial court employees, 20 new judgeships, increased court perimeter security, judicial officer and staff training and an increase in compensation for trial court interpreters.



  Local Government. The primary units of local government in California are the counties, ranging in population from 1,300 (Alpine) to over 9,000,000 (Los Angeles). Counties are responsible for the provision of many basic services, including indigent healthcare, welfare, courts, jails and public safety in unincorporated areas. There are also about 480 incorporated cities and thousands of other special districts formed for education, utility and other services. The fiscal condition of local governments has been constrained since the enactment of "Proposition 13" in 1978, which reduced and limited the future growth of property taxes and limited the ability of local governments to impose "special taxes" (those devoted to a specific purpose) without two-thirds voter approval. Counties, in particular, have had fewer options to raise revenues than many other local government entities, and have been required to maintain many services.

  The entire statewide welfare system has been changed in response to the change in federal welfare law enacted in 1996 (see "Federal Welfare Reform" above). Under the CalWORKs program, counties are given flexibility to develop their own plans, consistent with State law, to implement Welfare-to-Work and to administer many of its elements and their costs for administrative and support services are capped at 1996-97 levels. Counties are also given financial incentives if, at the individual county level or statewide, the CalWORKs program produces savings associated with specified Welfare-to-Work outcomes; counties may also suffer penalties for failing to meet federal standards. Under CalWORKs, counties will still be required to provide "general assistance" aid to certain persons who cannot obtain welfare from other programs.

  Historically, funding for the State's trial court system was divided between the State and the counties. However, Chapter 850, Statutes of 1997, implements a restructuring of the State's trial court funding system. In 1997-98, funding for the courts, with the exception of costs for facilities, local judicial benefits, and revenue collection, was consolidated at the State level. The county contribution for both their general fund and fine and penalty amounts is capped at the 1994-95 level and becomes part of the Trial Court Trust Fund, which supports all trial court operations. The State assumes responsibility for future growth in trial court funding. This consolidation is intended to streamline the operation of the courts, provide a dedicated revenue source, and relieve fiscal pressure on the counties. Beginning in 1998-99, county general fund contribution for court operations is reduced by $300 million, including $10.7 million to buy out the contribution of the 20 smallest counties, and cities will retain $62 million in fine and penalty revenue previously remitted to the State; the State's general fund backfilled the $362 million revenue loss to the Trial Court Trust Fund. In addition to this general fund backfill, a $50 million augmentation is included in the 1998 Budget Act for the trial courts to fund workload increase and high priority issues such as court security. In 1999-2000, county general fund contributions will be further reduced by an additional $92 million to buy out the next 17 smallest counties and reduce by ten percent the general fund contribution of the remaining 21 counties.

  In the aftermath of Proposition 13, the State provided aid from the General Fund to make up some of the loss of property tax moneys, including taking over the principal responsibility for funding local K-12 schools and community colleges. Under the pressure of the recent recession, the Legislature has eliminated the remnants of this post-Proposition 13 aid to entities other than K-14 education districts, although it has also provided additional funding sources (such as sales taxes) and reduced mandates for local services. Many counties continue to be under severe fiscal stress. While such stress has in recent years most often been experienced by smaller, rural counties, larger urban counties, such as Los Angeles, have also been affected. Orange County implemented significant reductions in services and personnel, and continues to face fiscal constraints in the aftermath of its bankruptcy, which had been caused by large investment losses in its pooled investment funds.

  On November 5, 1996, voters approved Proposition 218, entitled the "Right to Vote on Taxes Act," which incorporates new Articles XIIIC and XIIID into the California Constitution. These new provisions enact limitations on the ability of local government agencies to impose or raise various taxes, fees, charges and assessments without voter approval. Certain "general taxes" imposed after January 1, 1995 must be approved by voters in order to remain in effect. In addition, Article XIIIC clarifies the right of local voters to reduce taxes, fees, assessments or charges through local initiatives. There are a number of ambiguities concerning the Proposition and its impact on local governments and their bonded debt which will require interpretation by the courts or the State Legislature. The State Legislative Analyst estimated that enactment of Proposition 218 would reduce local government revenues statewide by over $100 million a year, and that over time, annual revenue to local government would be reduced by several hundred million dollars. Proposition 218 does not affect the State or its ability to levy or collect taxes.

  On December 23, 1997, a consortium of California counties filed a test claim with the Commission on State Mandates (the "Commission") asking the Commission to determine whether the property tax shift from counties to the Educational Revenue Augmentation Fund, which is a funding source for schools, is a reimbursable state mandated cost. On August 11, 1998, the State Department of Justice, on behalf of the State Department of Finance, filed a rebuttal in opposition to the counties' claims. The issue is currently scheduled to be heard by the Commission on October 22, 1998. The fiscal impact to the State general fund if the Commission determines that the property tax shifts created a reimbursable state mandate could total approximately $8 billion for the 1996-97 ($2.5 billion), 1997-98 ($2.6 billion) and 1998-99 ($2.7 billion) property tax shifts. Ongoing costs to the State general fund would be approximately $2.7 billion annually.

  Constitutional and Statutory Limitations; Recent Initiatives; Pending Legislation. Article XIIIA of the California Constitution (which resulted from the voter-approved Proposition 13 in 1978) limits the taxing powers of California public agencies. Article XIIIA provides that the maximum ad valorem tax on real property cannot exceed 1% of the "full cash value" of the property and effectively prohibits the levying of any other ad valorem tax on real property for general purposes. However, on May 3, 1986, Proposition 46, an amendment to Article XIIIA, was approved by the voters of the State of California, creating a new exemption under Article XIIIA permitting an increase in ad valorem taxes on real property in excess of 1% for bonded indebtedness approved by two-thirds of the voters voting on the proposed indebtedness. "Full cash value" is defined as "the County Assessor's valuation of real property as shown on the 1975-76 tax bill under "full cash value" or, thereafter, the appraised value of real property when purchased, newly constructed, or a change in ownership has occurred after the 1975 assessment." The "full cash value" is subject to annual adjustment to reflect increases (not to exceed 2%) or decreases in the consumer price index or comparable local data, or to reflect reductions in property value caused by damage, destruction or other factors.

  Article XIIIB of the California Constitution limits the amount of appropriations of the State and of the local governments to the amount of appropriations of the entity for the prior year, adjusted for changes in the cost of living, population and the services that local government has financial responsibility for providing. To the extent that the revenues of the State and/or local government exceed its appropriations, the excess revenues must be rebated to the public either directly or through a tax decrease. Expenditures for voter-approved debt services are not included in the appropriations limit.

  At the November 9, 1988 general election, California voters approved an initiative known as Proposition 98. This initiative amends Article XIIIB to require that (i) the California Legislature establish a prudent state reserve fund in an amount it shall deem reasonable and necessary and (ii) revenues in excess of amounts permitted to be spent and which would otherwise be returned pursuant to Article XIIIB by revision of tax rates or fee schedules be transferred and allocated (up to a maximum of 40%) to the State School Fund and be expended solely for purposes of instructional improvement and accountability. Proposition 98 also amends Article XVI to require that the State of California provide a minimum level of funding for public schools and community colleges. Commencing with the 1988-89 Fiscal Year, money to be applied by the State for the support of school districts and community college districts shall not be less than the greater of: (i) the amount which, as a percentage of the State general fund revenues which may be appropriated pursuant to Article XIIIB, equals the percentage of such State general fund revenues appropriated for school districts and community college districts, respectively, in Fiscal Year 1986-87 or (ii) the amount required to ensure that the total allocations to school districts and community college districts from the State general fund proceeds of taxes appropriated pursuant to Article XIIIB and allocated local proceeds of taxes shall not be less than the total amount from these sources in the prior year, adjusted for increases in enrollment and adjusted for changes in the cost of living pursuant to the provisions of
Article XIIIB. The initiative permits the enactment of legislation, by a two-thirds vote, to suspend the minimum funding requirements for one year. As a result of Proposition 98, funds that the State might otherwise make available to its political subdivisions may be allocated instead to satisfy such minimum funding level.

  During the recent recession, general fund revenues for several years were less than originally projected, so that the original Proposition 98 appropriations turned out to be higher than the minimum percentage provided in the law. The Legislature responded to these developments by designating the "extra" Proposition 98 payments in one year as a "loan" from future years' Proposition 98 entitlements and also intended that the "extra" payments would not be included in the Proposition 98 "base" for calculating future years' entitlement. By implementing these actions, per-pupil funding from Proposition 98 sources stayed almost constant at approximately $4,220 from Fiscal Year 1991-92 to Fiscal Year 1993-94.

  In 1992, a lawsuit was filed, call California Teachers' Association v. Gould, which challenged the validity of these off-budget loans. The settlement of this case, finalized in July 1996, provides, among other things, that both the State and K-14 schools share in the repayment of prior years' emergency loans to schools. Of the total $1.76 billion in loans, the State will repay $935 million by forgiveness of the amount owed, while schools will repay $825 million. The State's share of the repayment will be reflected as an appropriation above the current Proposition 98 base calculation. The schools' share of the repayment will count as appropriations that count toward satisfying the Proposition 98 guarantee, or from "below" the current base. Repayments are spread over the eight-year period of 1994-95 through 2001-02 to mitigate any adverse fiscal impact.

  Substantially increased general fund revenues, above initial budget projections, in the 1994-95, 1995-96 and 1996-97 Fiscal Years have resulted or will result in retroactive increases in Proposition 98 appropriations from subsequent fiscal years' budgets.

  On November 8, 1994, the voters approved Proposition 187, an initiative statute ("Proposition 187"). Proposition 187 specifically prohibits funding by the State of social services, health care services and public school education for the benefit of any person not verified as either a United States citizen or a person legally admitted to the United States. Among the provisions in Proposition 187 pertaining to public school education, the measure requires, commencing January 1, 1995, that every school district in the State verify the legal status of every child enrolling in the district for the first time. By January 1, 1996, each school district must verify the legal status of children already enrolled in the district and of all parents or guardians of all students. If the district "reasonably suspects" that a student, parent or guardian is not legally in the United States, that district must report the student to the United States Immigration and Naturalization Service and certain other parties. The measure also prohibits a school district from providing education to a student it does not verify as either a United States citizen or a person legally admitted to the United States. The State Legislative Analyst estimates that verification costs could be in the tens of millions of dollars on a statewide level (including verification costs incurred by other local governments), with first-year costs potentially in excess of $100 million.

  The reporting requirements may violate the Family Educational Rights and Privacy Act ("FERPA"), which generally prohibits schools that receive Federal funds from disclosing information in student records without parental consent. Compliance with FERPA is a condition of receiving Federal education funds, which total $2.3 billion annually to California school districts. The Secretary of the United States Department of Education has indicated that the reporting requirements in Proposition 187 could jeopardize the ability of school districts to receive these funds.

  Opponents of Proposition 187 filed at least eight lawsuits (which were subsequently consolidated) challenging the constitutionality and validity of the measure. On March 18, 1998, a United States District Court judge entered a final judgment in the case, holding key portions of the measure unconstitutional and permanently enjoining the State from implementing those sections which would have required law enforcement, teachers and social services and health care workers to verify a person's immigration status and subsequently report illegal immigrants to authorities and deny them social services, health care and education benefits. An appeal by the State Attorney General was filed with the Ninth Circuit Court of Appeals on March 25, 1998 and is pending.

  Pending Litigation. The State is a party to numerous legal proceedings, many of which normally occur in governmental operations. Some of the more significant lawsuits pending against the State are described herein.

  The State is involved in a lawsuit, Thomas Hayes v. Commission on State Mandates, related to state-mandated costs. The action involves an appeal by the Director of Finance from a 1984 decision by the State Board of Control (now succeeded by the Commission on State Mandates). The Board of Control decided in favor of local school districts' claims for reimbursement for special education programs for handicapped students. The case was then brought to the trial court by the State and later remanded to the Commission for redetermination. The Commission on State Mandates has since expanded the claim to include supplemental claims filed by seven other educational institutions; the issuance of a final consolidated decision is anticipated sometime in early 1999. To date, the Legislature has not appropriated funds. The liability to the State, if all potentially eligible school districts pursue timely claims, has been estimated by the Department of Finance at more than $1 billion.

  The State is involved in a lawsuit related to contamination at the Stringfellow toxic waste site. In United States, People of the State of California v. J.B. Stringfellow, Jr., et al., the State is seeking recovery for post costs of cleanup of the site, a declaration that the defendants are jointly and severally liable for future costs, and an injunction ordering completion of the cleanup. However, the defendants have filed a counterclaim against the State for alleged negligent acts. Because the State is the present owner of the site, the State may be found liable. Present estimates of the cleanup range from $300 million to $800 million.

  The State is a defendant in a coordinated action involving 3,000 plaintiffs seeking recovery for damages caused by the Yuba River flood of February 1986. The appellate court affirmed the trial court finding of liability in inverse condemnation and awarded damages of $500,000 to 12 sample plaintiffs. Potential liability to the remaining 300 plaintiffs, from claims filed, ranges from $800 million to $1.5 billion. An appeal has been filed.

  In the case of Board of Administration, California Public Employees' Retirement System, et al. v. Pete Wilson, Governor, et al., plaintiffs challenged the constitutionality of legislation which deferred payment of the State's employer contribution to the Public Employees' Retirement System ("PERS") beginning in Fiscal Year 1992-93. On January 11, 1995, the Sacramento County Superior Court entered a judgment finding that the legislation unconstitutionally impaired the vested contract rights of PERS members. The judgment provides for issuance of a writ of mandate directing State defendants to disregard the provisions of the legislation, to implement the statute governing employer contributions that existed before the changes in the legislation were found to be unconstitutional and to transfer to PERS the contributions that were unpaid to date. On February 19, 1997, the State Court of Appeals affirmed the decision of the Superior Court, and the Supreme Court subsequently refused to hear the case, making the Court of Appeals' ruling final. On July 30, 1997, the Controller transferred $1.235 billion from the General Fund to PERS in repayment of the principal amount determined to have been improperly deferred. Subsequent State payments to PERS will be made on a quarterly basis. On July 7, 1998, pursuant to Chapter 94, Statutes of 1998, the State paid PERS $332.7 million for the accrued interest on the judgment and interest on the unpaid accrued interest amount.

  On June 24, 1998, plaintiffs in Howard Jarvis Taxpayers Association et al. v. Kathleen Connell filed a complaint for certain declaratory and injunctive relief challenging the authority of the State Controller to make payments from the State Treasury in the absence of a state budget. On July 21, 1998, the trial court issued a preliminary injunction prohibiting the State Controller from paying moneys from the State Treasury for fiscal year 1998-99, with certain limited exceptions, in the absence of a state budget. The preliminary injunction, among other things, prohibited the State Controller from making any payments pursuant to any continuing appropriation.

  On July 22 and 27, 1998, various employee unions which had intervened in the case appealed the trial court's preliminary injunction and asked the

Court of Appeal to stay the preliminary injunction. On July 28, 1998, the Court of Appeal granted the unions' requests and stayed the preliminary injunction pending the Court of Appeal's decision on the merits of the appeal. On August 5, 1998, the Court of Appeal denied the plaintiffs' request to reconsider the stay. Also on July 22, 1998, the State Controller asked the California Supreme Court to immediately stay the trial court's preliminary injunction and to overrule the order granting the preliminary injunction on the merits. On July 29, 1998, the Supreme Court transferred the State Controller's request to the Court of Appeal. The matters are now pending before the Court of Appeal.

California Taxes--

  In the opinion of Messrs. Brown & Wood LLP, special California counsel on California tax matters, under existing law:

    The California Trust will not be treated as an association taxable as a corporation. Accordingly, interest on Bonds received by the California Trust that is exempt from personal income taxes imposed by or under the authority of the State of California will be treated for California income tax purposes in the same manner as if received directly by the Unit Holders.

    Each Unit Holder of the California Trust will recognize gain or loss when the California Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or upon the Unit Holder's sale or other disposition of a Unit. The amount of gain or loss for California income tax purposes will generally be calculated pursuant to the Code, certain provisions of which are incorporated by reference under California law.




Maryland Trust

  Risk Factors--The Public indebtedness of the State of Maryland (the "State") and its instrumentalities is divided into three general types. The State issues general obligation bonds for capital improvements and for various State projects to the payment of which the State ad valorem property tax is exclusively pledged. In addition, the Maryland Department of Transportation issues for transportation purposes its limited, special obligation bonds payable primarily from specific, fixed-rate excise taxes and other revenues related mainly to highway use. Certain authorities issue obligations payable solely from specific non-tax, enterprise fund revenues and for which the State has no liability and has given no moral obligation assurance.

  General obligation bonds of the State are authorized and issued primarily to provide funds for State-owned capital improvements, including institutions of higher learning, and the construction of locally owned public schools. Bonds have also been issued for local government improvements, including grants and loans for water quality improvement projects and correctional facilities, to provide funds for repayable loans or outright grants to private, non-profit cultural or educational institutions, and to fund certain loan and grant programs.

  The Maryland Constitution prohibits the contracting of State debt unless it is authorized by a law levying an annual tax or taxes sufficient to pay the debt service within 15 years and prohibiting the repeal of the tax or taxes or their use for another purpose until the debt is paid. As a uniform practice, each separate enabling act which authorizes the issuance of general obligation bonds for a given object or purpose has specifically levied and directed the collection of an ad valorem property tax on all taxable property in the State. The Board of Public Works is directed by law to fix by May 1 of each year the precise rate of such tax necessary to produce revenue sufficient for debt services requirements of the next fiscal year, which begins July 1. However, the taxes levied need not be collected if or to the extent that funds sufficient for debt services requirements in the next fiscal year have been appropriated in the annual State budget. Accordingly, the Board in annually fixing the rate of property tax after the end of the regular legislative session in April, takes account of appropriations of general funds for debt service.

  In the opinion of counsel, the courts of Maryland have jurisdiction to entertain proceeds and power to grant mandatory injunctive relief to (i) require the Governor to include in the annual budget a sufficient appropriation to pay all general obligation bond debt service for the ensuing fiscal year;
(ii) prohibit the General Assembly from taking action to reduce any such appropriation below the level required for that debt service; (iii) require the Board of Public Works to fix and collect a tax on all property in the State subject to assessment for State tax purposes at a rate and in an amount sufficient to make such payments to the extent that adequate funds are not provided in the annual budget; and (iv) provide such other relief as might be necessary to enforce the collection of such taxes and payment of the proceeds of the tax collection to the holders of general obligation bonds, pari passu, subject to the inherent constitutional limitations referred to below.

  It is also the opinion of counsel that, while the mandatory injunctive remedies would be available and while the general obligation bonds of the State are entitled to constitutional protection against the impairment of the obligation of contracts, such constitutional protection and the enforcement of such remedies would not be absolute. Enforcement of a claim for payment of the principal of or interest on the bonds would be subject to the provisions of any statutes that may be constitutionally enacted by the United States Congress or the Maryland General Assembly extending the time for payment or imposing other constraints upon enforcement.

  There is no general debt limit imposed by the Maryland Constitution or public general laws, but a special committee created by statute annually submits to the Governor an estimate of the maximum amount of new general obligation debt that prudently may be authorized. Although the committee's responsibilities are advisory only, the Governor is required to give due consideration to the committee's findings in preparing a preliminary allocation of new general debt authorization for the next ensuing fiscal year.

  Consolidated Transportation Bonds are limited obligations issued by the Maryland Department of Transportation, the principal of which must be paid within 15 years from the date of issue, for highway, port, transit, rail or aviation facilities or any combination of such facilities. Debt service on Consolidated Transportation Bonds is payable from those portions of the excise tax on each gallon of motor vehicle fuel and the motor vehicle titling tax, all mandatory motor vehicle registration fees, monitor carrier fees, and the corporate income tax as are credited to the Maryland Department of Transportation, plus all departmental operating revenues and receipts. Holders of such bonds are not entitled to look to other sources for payment.

  The Maryland Department of Transportation also issues its bonds to provide financing of local road construction and various other county transportation projects and facilities. Debt service on these bonds is payable from the subdivisions' share of highway user revenues held to their credit in a special State fund. On November 9, 1994, the Maryland Transportation Authority issued $162.6 million of special obligation revenue bonds to fund projects at the Baltimore/Washington International Airport secured by revenues from the passenger facility charges received by the Maryland Aviation Administration and from the general account balance of the Transportation Authority. As of June 30, 1997, $388.7 million of the Transportation Authority's revenue bonds were outstanding.

  The Maryland Transportation Authority operates certain highway, bridge and tunnel toll facilities in the State. The tolls and other revenues received from these facilities are pledged as security for revenue bonds of the Authority issued under and secured by a trust agreement between the Authority and a corporate trustee.

  Certain other instrumentalities of the State government are authorized to borrow money under legislation which expressly provides that the loan obligations shall not be deemed to constitute a debt or a pledge of the faith and credit of the State. The Community Development Administration of the Department of Housing and Community development, the Board of Trustees of St. Mary's College of Maryland, the Maryland Environmental Service, the Board of Regents of the University of Maryland System, the Board of Regents of Morgan State University, and the Maryland Food Center Authority have issued and have outstanding bonds of this type. The principal of and interest on bonds issued by these bodies are payable solely from various sources, principally fees generated from use of the facilities or enterprises financed by the bonds.

  Under a Comprehensive Plan of Financing, as amended, of the Maryland Stadium Authority, the Authority is authorized to finance the acquisition and construction of sports facilities at a site within the City of Baltimore. Currently, the Stadium Authority operates Oriole Park at Camden Yards which opened in 1992. The Authority's financings are lease-backed revenue obligations, payment of which is secured by, among other things, an assignment of revenues to be received under a lease of the sports facilities from the Authority to the State of Maryland; rental payments due from the State under that lease will be subject to annual appropriation by the Maryland General Assembly.

  In October 1995, the Stadium Authority and the Baltimore Ravens (formally known as the Cleveland Browns) executed a Memorandum of Agreement which commits the Ravens to occupy a to be constructed football stadium in Baltimore City. The Agreement was approved by the Board of Public Works and constitutes a "long-term lease with a National Football League team" as required by statute for the issuance of Stadium Authority bonds. The Stadium Authority sold $87.565 million in lease-backed revenue bonds on May 1, 1996. The proceeds from the bonds, along with cash available from State lottery proceeds, investment earnings, and other sources will be used to pay project design and construction expenses of approximately $200 million. The bonds are solely secured by an assignment of revenues received under a lease of the project from the Stadium Authority to the State.

  The Stadium Authority has also been assigned responsibility for constructing an expansion of the Convention Centers in Baltimore City and Ocean City and construction of a conference center in Montgomery County. The Baltimore Convention Center expansion is expected to cost $163 million and is being financed through a combination of funding from Baltimore City, Stadium Authority revenue bonds, and State general obligation bonds. The Ocean City Convention Center expansion is expected to cost $35 million and is being financed through a combination of funding from Ocean City and the Stadium Authority. The Montgomery County Conference Center is expected to cost $27.5 million and is being financed through a combination of funding from Montgomery County and the Stadium Authority.

  The Water Quality Revolving Loan Fund is administered by the Water Quality Financing Administration in the Department of the Environment. The Fund may be used to provide loans, subsidies and other forms of financial assistance to local government units for wastewater treatment projects as contemplated by the 1987 amendments to the federal Water Pollution Control Act. The Administration is authorized to issue bonds secured by revenues of the Fund, including loan repayments, federal capitalization grants, and matching State grants.

  The University of Maryland System, Morgan State University, and St. Mary's College of Maryland are authorized to issue revenue bonds for the purpose of financing academic and auxiliary facilities. Auxiliary facilities are any facilities that furnish a service to students, faculty, or staff, and that generate income. Auxiliary facilities include housing, eating, recreational, campus, infirmary, parking, athletic, student union or activity, research laboratory, testing and any related facilities.

  Although the State has authority to make short-term borrowings in anticipation of taxes and other receipts up to a maximum of $100 million, in the past it has not issued short-term borrowings. However, the State has issued certain obligations in the nature of bond anticipation notes for the purpose of assisting several savings and loan associations in qualifying for Federal insurance and in connection with the assumption by a bank of the deposit liabilities of an insolvent savings and loan association.

  The State has financed the construction and acquisition of various facilities through conditional purchase, sale-leaseback, and similar transactions. All of the lease payments under these arrangements are subject to annual appropriation by the Maryland General Assembly. In the event that appropriations are not made, the State may not be held contractually liable for the payments.

  Local Subdivision Debt. The counties and incorporated municipalities in Maryland issue general obligation debt for general governmental purposes. The general obligation debt of the counties and incorporated municipalities is generally supported by ad valorem taxes on real estate, tangible personal property and intangible personal property subject to taxation. The issuer typically pledges its full faith and credit and unlimited taxing power to the prompt payment of the maturing principal and interest on the general obligation debt and to the levy and collection of the ad valorem taxes as and when such taxes become necessary in order to provide sufficient funds to meet the debt service requirements. The amount of debt which may be authorized may in some cases be limited by the requirements that it not exceed a stated percentage of the assessable base upon which taxes are levied.

  In the opinion of counsel, the issuer may be sued in the event that it fails to perform its obligations under the general obligation debt to the holders of the debt, and any judgments resulting from such suits would be enforceable against the issuer. Nevertheless, a holder of the debt who has obtained any such judgment may be required to seek additional relief to compel the issuer to levy and collect such taxes as may be necessary to provide the Funds from which a judgment may be paid. Although there is no Maryland law on this point, it is the opinion of counsel that the appropriate courts of Maryland have jurisdiction to entertain proceedings and power to grant additional relief, such as a mandatory injunction, if necessary, to enforce the levy and collection of such taxes and payment of the proceeds of the collection of the taxes to the holders of general obligation debt, pari passu subject to the same constitutional limitations on enforcement, as described above, as apply to the enforcement of judgments against the State.

  Local subdivisions, including counties and municipal corporations, are also authorized by law to issue special and limited obligation debt for certain purposes other than general governmental purposes. The source of payment of that debt is limited to certain revenues of the issuer derived from commercial activities operated by the issuer, payment made with respect to certain facilities or loans and any funds pledged for the benefit of the holders of the debt. That special and limited obligation debt does not constitute a debt of the State, the issuer or any other political subdivision of either within the meaning of any constitutional or statutory limitation. Neither the State nor the issuer or any other political subdivision of either is obligated to pay the debt or the interest on the debt except from the revenues of the issuer specifically pledged to the payment of the debt. Neither the faith and credit nor the taxing power of the State, the issuer or any other political subdivision of either is pledged to the payment of the debt. The issuance of the debt is not directly or indirectly or contingently an obligation, moral or other, of the State, the issuer or any other political subdivision of either to levy any tax for its payment.

  Special Authority Debt. The State and local governments have created several special authorities with the power to issue debt on behalf of the State or local government for specific purposes, such as providing facilities for non-profit health care and higher educational institutions, facilities for the disposal of solid waste, funds to finance single family and low-to-moderate income housing, and similar purposes. The Maryland Health and Higher Educational Facilities Authority, the Northeast Maryland Waste Disposal Authority, the Housing Opportunities Commission of Montgomery County, and the Housing Authority of Prince George's County are some of the special authorities which have issued and have outstanding debt of this type.

  The debts of the authorities issuing debt on behalf of the State and the local governments are limited obligations of the authorities payable solely from and secured by a pledge of the revenues derived from the facilities or loans financed with the proceeds of the debt and from any other funds and receipts pledged under an indenture with a corporate trustee. The debt does not constitute a debt, liability or pledge of the faith and credit of the State or of any political subdivision or of the authorities. Neither the State nor any political subdivision thereof nor the authorities shall be obligated to pay the debt or the interest on the debt except from such revenues, funds and receipts. Neither the faith and credit nor the taxing power of the State or of any political subdivision of the State or the authorities is pledged to the payment of the principal of or the interest on such debt. The issuance of the debt is not directly or indirectly an obligation, moral or other, of the State or of any political subdivision of the State or of the authority to levy or to pledge any form of taxation whatsoever, or to make any appropriation, for their payment. The authorities have no taxing power.

Maryland Taxes --

  In the opinion of Messrs. Saul, Ewing, Remick & Saul LLP, special Maryland counsel of Maryland tax matters, under applicable existing Maryland State and local tax law:

    The Maryland Trust will not be treated as an association taxable as a corporation, and the income of the Maryland Trust will be treated as the income of the Holders. The Maryland Trust is not a "financial institution" subject to the Maryland Franchise Tax measure by net earnings. The Maryland Trust is not subject to Maryland property taxes imposed on the intangible personal property of certain corporations.

    Except as described below in the case of interest paid on private activity bonds constituting a tax preference for Federal income tax purposes, a Holder will not be required to include such Holder's pro-rata share of the earnings of, or distributions from, the Maryland Trust in such Holder's Maryland taxable income to the extent that such earnings or distributions represent interest excludable from gross income for Federal income tax purposes received by the Maryland Trust on obligations of the State of Maryland, the Government of Puerto Rico, or the Government of Guam and their respective political subdivisions and authorities. Interest on Bonds is not subject to the Maryland Franchise Tax imposed on "financial institutions" and measured by net earnings.

    In the case of taxpayers who are individuals, Maryland presently imposes an income tax on items of tax preference with reference to such items as defined in the Internal Revenue Code, as amended, for purposes of calculating the Federal alternative minimum tax. Interest paid on certain private activity bonds is a preference item for purposes of calculating the Federal alternative minimum tax. Accordingly, if the Maryland Trust holds such bonds, 50% of the interest on such bonds in excess of a threshold amount is taxable by Maryland.

    A Holder will recognize taxable gain or loss, except in the case of an individual Holder who is not a Maryland resident, when the Holder disposes of all or part of such Holder's pro rata portion of the Bonds in the Maryland Trust. A Holder will be considered to have disposed of all or part of such Holder's pro rata portion of each Bond when the Holder sells or redeems all or some of such Holder's Units. A Holder will also be considered to have disposed of all or part of such Holder's pro rata portion of a Bond when all or part of the Bond is disposed of by the Maryland Trust or is redeemed or paid at maturity. Gains included in the gross income of Holders for federal income tax purposes is, however, subtracted from income for Maryland income tax purposes to the extent that the gain is derived from the disposition of Bonds issued by the State of Maryland and its political subdivisions. Profits realized on the sale or exchange of Bonds are not subject to the Maryland Franchise Tax imposed on "financial institutions" and measured by net earnings.

    Units of the Maryland Trust will be subject to Maryland inheritance and estate tax only if held by Maryland residents.

    Neither the Bonds nor the Units will be subject to Maryland personal property tax.

    The sales of Units in Maryland or the holding of Units in Maryland will not be subject to Maryland Sales or Use Tax.

New York Trust

  Risk Factors--The information set forth below is derived from the official statements and/or preliminary drafts of official statements prepared in connection with the issuance of New York State and New York City municipal bonds. The Sponsor has not independently verified this information.

  Economic Trends. Over the long term, the State of New York (the "State") and the City of New York (the "City") face serious economic problems. The City accounts for approximately 41% of the State's population and personal income, and the City's financial health affects the State in numerous ways. The State historically has been one of the wealthiest states in the nation. For decades, however, the State has grown more slowly than the nation as a whole, gradually eroding its relative economic affluence. Statewide, urban centers have experienced significant changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. The City has also had to face greater competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.

  The State has for many years had a very high State and local tax burden relative to other states. The State and its localities have used these taxes to develop and maintain their transportation networks, public schools and colleges, public health systems, other social services and recreational facilities. Despite these benefits, the burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

  Notwithstanding the numerous initiatives that the State and its localities may take to encourage economic growth and achieve balanced budgets, reductions in Federal spending could materially and adversely affect the financial condition and budget projections of the State and its localities.

  New York City. The City, with a population of approximately 7.4 million, is an international center of business and culture. Its non-manufacturing economy is broadly based, with the banking and securities, life insurance, communications, publishing, fashion design, retailing and construction industries accounting for a significant portion of the City's total employment earnings. Additionally, the City is the nation's leading tourist destination. The City's manufacturing activity is conducted primarily in apparel and printing.

  For each of the 1981 through 1998 fiscal years, the City had an operating surplus, before discretionary transfers, and achieved balanced operating results as reported in accordance with then applicable generally accepted accounting principles ("GAAP"), after discretionary transfers. The City has been required to close substantial gaps between forecast revenues and forecast expenditures in order to maintain balanced operating results. There can be no assurance that the City will continue to maintain balanced operating results as required by State law without tax or other revenue increases or reductions in City services or entitlement programs, which could adversely affect the City's economic base.

  As required by law, the City prepares a four-year annual financial plan, which is reviewed and revised on a quarterly basis and which includes the City's capital, revenue and expense projections and outlines proposed gap-closing programs for years with projected budget gaps. The City's current financial plan projects a surplus in the 1999 and 2000 fiscal years, before discretionary transfers, and budget gaps for each of the 2001, 2002 and 2003 fiscal years. This pattern of current year surplus operating results and projected subsequent year budget gaps has been consistent through the entire period since 1982, during which the City has achieved surplus operating results, before discretionary transfers, for each fiscal year.

  The City depends on aid from the State both to enable the City to balance its budget and to meet its cash requirements. There can be no assurance that there will not be reductions in State aid to the City from amounts currently projected; that State budgets will be adopted by the April 1 statutory deadline, or interim appropriations enacted; or that any such reductions or delays will not have adverse effects on the City's cash flow or expenditures. In addition, the Federal budget negotiation process could result in a reduction in or a delay in the receipt of Federal grants which could have additional adverse effects on the City's cash flow or revenues.

  The Mayor is responsible for preparing the City's financial plan, including the City's current financial plan for the 2000 through 2003 fiscal years (the "2000-2003 Financial Plan" or "Financial Plan"). The City's projections set forth in the Financial Plan are based on various assumptions and contingencies which are uncertain and which may not materialize. Such assumptions and contingencies include the condition of the regional and local economies, the provision of State and Federal aid and the impact on City revenues and expenditures of any future Federal or State policies affecting the City.

  Implementation of the Financial Plan is dependent upon the City's ability to market its securities successfully. The City's financing program for fiscal years 1999 through 2003 contemplates the issuance of $10.091 billion of general obligation bonds and $5.340 billion of bonds to be issued by the New York City Transitional Finance Authority (the "Finance Authority") to finance City capital projects. In addition, it is currently expected that approximately $2.8 billion of bonds will be issued by the Tobacco Settlement Asset Securitization Corporation ("TSASC") and paid from revenues received pursuant to a settlement of litigation with the leading cigarette companies. The Finance Authority and TSASC were created as part of the City's effort to assist in keeping the City's indebtedness within the forecast level of the constitutional restrictions on the amount of debt the City is authorized to incur. If TSASC is not able to issue bonds in the amount expected, the City will need to find another source of financing or substantially curtail or halt its capital program. In addition, the City issues revenue and tax anticipation notes to finance its seasonal working capital requirements. The success of projected public sales of City bonds and notes, New York City Municipal Water Finance Authority ("Water Authority") bonds and Finance Authority bonds will be subject to prevailing market conditions. The City's planned capital and operating expenditures are dependent upon the sale of its general obligation bonds and notes, and the Water Authority, Finance Authority and TSASC bonds. Future developments concerning the City and public discussion of such developments, as well as prevailing market conditions, may affect the market for outstanding City general obligation bonds and notes.

  For the 1998 fiscal year, the City had an operating surplus, before discretionary and other transfers, and achieved balanced operating results, after discretionary and other transfers, in accordance with GAAP. The 1998 fiscal year is the eighteenth year that the City has achieved an operating surplus, before discretionary and other transfers, and balanced operating results, after discretionary and other transfers.

  The most recent quarterly modification to the City's financial plan for the 1999 fiscal year, submitted to the New York State Financial Control Board (the "Control Board") on June 14, 1999 (the "1999 Modification"), projects a balanced budget in accordance with GAAP for the 1999 fiscal year.

  On June 14, 1999, the City released the Financial Plan for the 2000 through 2003 fiscal years, which relates to the City and certain entities which receive funds from the City. The Financial Plan reflects changes as a result of the City's expense and capital budgets for fiscal year 2000, which were adopted on June 7, 1999. The Financial Plan projects revenues and expenditures for the 2000 fiscal year balanced in accordance with GAAP and projects gaps of $1.8 billion, $1.9 billion and $1.8 billion for fiscal years 2001 through 2003, respectively.

  Changes since adoption of the City's Expense Budget for the 1999 fiscal year in June 1998, prior to the financial plan submitted to the Control Board on June 26, 1998, include: (i) an increase in projected tax revenues of $976 million, $813 million, $558 million, $174 million and $1.4 billion in fiscal years 1999 through 2003, respectively; (ii) $300 million, $250 million, $300 million and $300 million of projected resources in fiscal years 2000 through 2003, respectively, from the receipt by the City of funds from the settlement of litigation with the leading cigarette companies; (iii) a reduction in the assumed collection of $350 million of projected rent payments for the City's airports to $210 million and a delay in the receipt of such payments from fiscal year 2000 to fiscal year 2001; (iv) anticipated proceeds from the proposed sale of the Coliseum in fiscal year 2001 totaling $345 million; and
(v) net increases in spending of $638 million, $691 million, $679 million and $1.0 billion in fiscal years 2000 through 2003, including spending for Medicaid, education initiatives, anti-smoking programs, employee fringe benefit costs, and other agency programs. The 1999 Modification and the 2000-2003 Financial Plan includes a proposed discretionary transfer in the 1999 fiscal year of $2.6 billion to pay debt service due in fiscal year 2000, for budget stabilization purposes, a proposed discretionary transfer in fiscal year 2000 to pay debt service due in fiscal year 2001 totaling $429 million, and a proposed discretionary transfer in fiscal year 2001 to pay debt service due in fiscal year 2002 totaling $345 million.

  In addition, the Financial Plan sets forth gap-closing actions to eliminate a previously projected gap for the 2000 fiscal year and to reduce projected gaps for fiscal years 2001 through 2003. The gap-closing actions for the 2000 through 2003 fiscal years include: (i) additional agency actions totaling $605 million, $486 million, $409 million and $397 million for fiscal years 2000 through 2003, respectively; (ii) additional Federal aid of $75 million in each of fiscal years 2000 through 2003, which include the proposed restoration of $25 million of Federal revenue sharing and $50 million of increased Federal Medicaid aid; and (iii) additional State actions totaling approximately $125 million in each of fiscal years 2000 through 2003, including Medicaid cost containment initiatives proposed in the Governor's Executive Budget for State fiscal year 1999-2000, which would reduce expenditures by the City by approximately $50 million in each of fiscal years 2000 through 2003, and proposals by the City that the State enact tort reform legislation, increase revenue sharing payments and expand State funding for low income uninsured disabled children. The Financial Plan also reflects a tax reduction program, which includes the elimination of the City's non-residents earning tax, the proposed extension of current tax reductions for owners of cooperative and condominium apartments and a proposed income tax credit for low income wage earners.

  The Financial Plan assumes: (i) approval by the Governor and the State Legislature of the extension of the 14% personal income tax surcharge, which is scheduled to expire on December 31, 1999, and which is projected to provide revenue of $572 million, $585 million, $600 million and $638 million in the 2000 through 2003 fiscal years, respectively; (ii) collection of projected rent payments for the City's airports, totaling $365 million, $185 million and $155 million in the 2001 through 2003 fiscal years, respectively, a substantial portion of which may depend on the successful completion of negotiations with The Port Authority of New York and New Jersey or the enforcement of the City's rights under the existing leases through pending legal action; (iii) State and Federal approval of the State and Federal gap-closing actions proposed by the City in the Financial Plan; and (iv) receipt of the tobacco settlement funds providing revenues or expenditure offsets in annual amounts ranging between $250 million and $300 million. The Financial Plan provides no additional wage increases for City employees after their contracts expire in fiscal years 2000 and 2001. In addition, the economic and financial condition of the City may be affected by various financial, social, economic and political factors which could have a material effect on the City.

  On June 7, 1999, the City Council adopted a budget for fiscal year 2000. The adopted budget includes lower estimated debt service expenditures in fiscal year 2000 resulting from a $456 million increase, from $2.1 billion to $2.6 billion, in the proposed discretionary transfer in the 1999 fiscal year to pay debt service due in fiscal year 2000. The $456 million increase in the discretionary transfer reflects increased tax revenues and decreased expenditures in the 1999 fiscal year. The adopted budget also includes $220 million of spending initiatives proposed by the City Council, other increased spending and the net cost of revised tax reduction proposals, which reflect the repeal of all of the City non-resident earnings tax and the elimination of certain of the previously proposed tax reduction initiatives.

  On July 16, 1998, Standard & Poor's revised its rating of City bonds upward from BBB+ to A-. Moody's rating of City bonds was revised in February 1998 to A3 from Baa1. On March 8, 1999, Fitch revised its rating of City bonds upward to A. Moody's, Standard & Poor's and Fitch currently rate the City's outstanding general obligations bonds A3, A- and A, respectively.

  New York State and its Authorities. The State ended the 1998-1999 fiscal year in balance on a cash basis for the 1998-1999 fiscal year, with a reported closing balance in the General Fund of $892 million, after reserving a projected $1.8 billion surplus for use in future years. The Governor's Executive Budget projects balance on a cash basis for the 1999-2000 fiscal year, with a closing balance in the General Fund of $2.5 billion, including a projected reserve of $1.79 billion for use in fiscal years 2000-2001 and 2001-2002. Subsequently, as a result of revisions to national and State economic forecasts, the State Division of the Budget has revised its estimate of receipts for the 1999-2000 fiscal year to include an additional $150 million in receipts. The Legislature and the State Comptroller will review the Governor's Executive Budget and are expected to comment on it. The State Assembly and the State Senate have each adopted budget resolutions which provide an outline of intended spending and revenue changes to the 1999-2000 Executive Budget which, the Division of the Budget believes, would, if enacted, increase the size of the State's future budget gaps. There can be no assurance that the Legislature will enact the Executive Budget into law, or that the State's adopted budget projections will not differ materially and adversely from the projections set forth in the Executive Budget. Depending on the amount of

State aid provided to localities, and whether the Medicaid cost containment initiatives proposed in the Executive Budget are approved by the State, the City might be required to make substantial additional changes in its Financial Plan. The State budget for the State's 1999-2000 fiscal year was not adopted by the statutory deadline of April 1, 1999. However, legislation making interim appropriations has been enacted. A prolonged delay in the adoption of the State's budget beyond the statutory April 1 deadline without continuing interim appropriations could delay the projected receipt by the City of State aid.

  The State Financial Plan for the 1999-2000 fiscal year, which reflects the 1999-2000 Executive Budget, contains projections of a potential imbalance in the 2000-2001 fiscal year of $1.14 billion and in the 2001-2002 fiscal year of $2.07 billion, assuming implementation of the 1999-2000 Executive Budget recommendations, the application of the $1.79 billion reserve fund and implementation of $500 million of unspecified efficiency initiatives and other actions in each of the 2000-2001 and 2001-2002 fiscal years, respectively. The Executive Budget identifies various risks, including either a financial market or broader economic correction during the period, which could adversely affect these projections.

  Standard & Poor's rates the State's general obligation bonds A, and Moody's rates the State's general obligation bonds A2. On August 28, 1997, Standard & Poor's revised its rating on the State's general obligation bonds from A- to A.

  Litigation. A number of court actions have been brought involving State finances. The court actions in which the State is a defendant generally involve State programs and miscellaneous tort, real property, and contract claims. While the ultimate outcome and fiscal impact, if any, on the State of those proceedings and claims are not currently predictable, adverse determinations in certain of them might have a material adverse effect upon the State's ability to carry out the 1999 Modification and 2000-2003 Financial Plan. The City has estimated that its potential future liability on account of outstanding claims against it as of June 30, 1998 amounted to approximately $3.5 billion.

New York Taxes--

  In the opinion of bond counsel delivered on the dates the Bonds were issued (or in opinions to be delivered, in the case of when issued Bonds) the interest on the Bonds is exempt from New York State and City personal income taxes, except where such interest is subject to Federal income taxes, as is described in "Taxes".

  In the opinion of Battle Fowler LLP, special counsel for the Sponsor, under existing New York law:

    Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and income received by the Trust will be treated as the income of the Holders in the same manner as for Federal income tax purposes. Accordingly, each Holder will be considered to have received the interest on its pro rata portion of each Bond when interest on the Bond is received by the Trust (or on earlier accrual, depending on the Holder's method of accounting and depending on the existence of any original issue discount). A noncorporate Holder who is a New York State (and City) resident will be subject to New York State (and
  City) personal income taxes on any gain or market discount income recognized when it disposes of all or part of its pro rata portion of a Bond. A noncorporate Holder who is not a New York State resident will not be subject to New York State or City personal income taxes on any such gain unless such Units are attributable to a business, trade, profession or occupation carried on in New York. A New York State (and City) resident should determine its tax basis for its pro rata portion of each Bond for New York State (and City) income tax purposes in the same manner as for Federal income tax purposes. Interest income on, as well as any gain recognized on the disposition of, a Holder's pro rata portion of the Bonds is generally not excludable from income in computing New York State and City franchise taxes on corporations or financial institutions.

North Carolina Trust

  Risk Factors-- The Sponsor believes the information summarized below describes some of the more significant developments relating to Securities of
(i) municipalities or other political subdivisions or instrumentalities of the State of North Carolina (the "State") which rely, in whole or in part, on ad valorem real property taxes and other general funds of such municipalities or political subdivisions or (ii) the State of North Carolina, which are general obligations of the State payable from appropriations from the State's General Fund. The sources of such information include official reports from the Department of the Treasurer, as well as other publicly available documents. The Sponsor has not independently verified any of the information contained in such official reports, but is not aware of any facts which would render such information inaccurate.

  State Economic Profile. North Carolina has six municipalities with populations in excess of 100,000. Approximately sixty-seven percent of the State's population live inside metropolitan areas. In July, 1998, the U.S. Census Bureau estimated the State's population to be approximately 7,546,000, ranking North Carolina eleventh in population in the nation.

  For the seventh straight year, North Carolina economies grew in 1998, and the pace of economic activity in North Carolina exceeded that for the nation. Gross State Product, a measure of economic output in the State, rose by over 5% in 1998.

  In 1998 the State's job market improved, with over 40,000 net new jobs added to the labor force. One exception was the textile and apparel sector, where 11,000 jobs were lost in 1998.

  As of April, 1999, nonagricultural wage and salary employment in North Carolina accounted for approximately 3,834,900 jobs. The largest nonagricultural segment of jobs was the approximately 964,400 persons employed in the service industry, and the second largest nonagricultural segment of jobs was the approximately 878,600 persons employed in trade. The United States Department of Labor estimates that as of April, 1999, North Carolina ranked tenth among the states in nonagricultural employment, eight in manufacturing employment, eleventh in trade, and thirteenth in services.

  The North Carolina Employment Security Commission estimated the State's seasonally adjusted unemployment rate in May, 1999, to be 3.1% of the labor force, as compared with a nationwide rate of 4.2%. During the period from 1990 to 1998, per capita income in North Carolina grew from $16,674 to $24,055, an increase of approximately 44%.

  Agricultural income (excluding farm forest products) in 1997 was $8,302 million. This places North Carolina seventh in the nation in agricultural income. Tobacco production is the leading source of agricultural crop income in the State, accounting for approximately 14.4% of agricultural income in 1997. Livestock, dairy and poultry products account for approximately 56.5% of North Carolina's agricultural income, and in 1997 North Carolina was sixth in the nation in terms of livestock, dairy and poultry production.

  State Financial Condition. The State's two principal operating accounts are the General Fund and the Highway Fund. The principal sources of General Fund tax revenues are individual and corporate income taxes and the sales and use tax. The State Constitution limits the income tax to a rate of 10% of total net income; the State actually imposed a maximum rate of 7.75% during the 1998 calendar year.

  As of June 30, 1998, the fund balance of the General Fund on the modified accrual basis was $1.67 billion, in comparison to balances of approximately $901 million, $945 million, $1.42 billion, and $1.7 billion at the end of 1994, 1995, 1996, and 1997, respectively. Expenditures and other financing uses for general governmental purposes totaled $22.9 billion in 1998, an increase of $1.6 billion. This increase was directly related to the continued emphasis on education, health and human services, and transportation, and the retiree tax judgments as a result of the North Carolina Supreme Court ruling in the Bailey case.

  Revenues and other financing sources for general governmental functions amounted to $23.4 billion for the fiscal year ended June 30, 1998. Total tax revenues increased by $1.1 billion in 1998. Income tax collections increased by $800.2 million in 1998 to $7.1 billion, a 12.7% increase over 1997. Sales tax collections grew by $138 million in 1998, a 4.4% increase over 1997. In 1998, highway taxes increased by $89.9 million to $1.477 billion. Federal funds revenues increased in 1998 by $125 million, an increase of 2.1% over 1997.

  State Debt. As of June 30, 1998, approximately $1,867.5 million aggregate principal amount of the State's general obligation bonds and $250 million of its highway fund general obligation bonds were outstanding. The highway fund bonds are payable from the Highway Fund.

  In addition, 16 constituent institutions of the University of North Carolina and eight agencies or public authorities of the State had approximately $11 billion principal amount of revenue bonds outstanding as of June 30, 1998.

  Litigation. The court actions in which the State is a defendant generally involve State programs and miscellaneous tax, tort, real property, and contract claims. While the ultimate outcome and fiscal impact, if any, on the State of those proceedings and claims are not currently predictable, adverse determinations in certain of them might require the State to make significant future expenditures or impair future revenue sources.

  On May 8, 1998, the North Carolina Supreme Court in Bailey v. State ruled that legislation providing for the taxation of retirement benefits paid to State and local government employees was unconstitutional and that the State was liable to make full refunds to retirees. A potential result of this decision was to make the State liable to federal retirees in Patton v. State. In June, 1998, representatives of the State and the various retirees involved in the Bailey and Patton cases announced a settlement in the amount of $799 million. $400 million has been reserved by the General Assembly to pay the first installment of the settlement in fiscal year 1998-99; the remaining $399 million will be paid during fiscal year 1999-2000.

  On February 21, 1996, the U.S. Supreme Court declared North Carolina's intangibles tax unconstitutional in Smith v. State. Subsequently, the State made refunds of intangible taxes paid by all persons who had complied with the provisions for obtaining refunds of unconstitutional taxes. On December 4, 1998, the Supreme Court ruled that North Carolina will have to pay refunds to taxpayers who failed to comply with these provisions, and these refunds are expected to total approximately $233 million plus interest of approximately $100 million.

North Carolina Taxes

  As of the date of this Prospectus, in the opinion of Messrs. Kilpatrick Stockton LLP, special North Carolina counsel on North Carolina tax matters, with respect to the North Carolina Trust, under then existing law applicable to persons who are North Carolina residents:

    The State of North Carolina imposes a tax upon the taxable income of individuals, corporations, estates, and trusts. Nonresident individuals are generally taxed only on income from North Carolina sources. Corporations doing business within and without North Carolina are entitled to allocate and apportion their income if they have income from business activity which is taxable in another state. The mere ownership of Units will not subject a nonresident Unit holder to the tax jurisdiction of North Carolina.

    Counsel has been advised that for federal income tax purposes the North Carolina Trust will be a grantor trust and not an association taxable as a corporation. Based upon this assumption, counsel is of the opinion that the North Carolina Trust will be treated as a grantor trust for North Carolina income tax purposes and not as an association taxable as a corporation. Each participant in the North Carolina Trust must report his share of the taxable income of the North Carolina Trust.

    The calculation of North Carolina taxable income of an individual, corporation, estate or trust begins with federal taxable income. Certain modifications are specified, but no such modification requires the addition of interest on the obligations of the State of North Carolina, its political subdivisions, or nonprofit educational institutions organized or chartered under the laws of North Carolina.

    As a general rule, gain (or loss) from the sale of obligations held by the North Carolina Trust (whether as a result of the sale of such obligations by the North Carolina Trust or as a result of the sale of a unit by a Unit holder) is includible (or deductible) in the calculation of the Unit holder's North Carolina taxable income. Under the language of certain enabling legislation such as the North Carolina Hospital Authorities Act, the North Carolina Health Care Facilities Finance Act, the North Carolina Housing Finance Agency Act, the act establishing the North Carolina State Ports Authority, the North Carolina Joint Municipal Electric Power and Energy Act, the act authorizing the organization of business development corporations, the North Carolina Private Education Facilities Finance Act, the North Carolina Agricultural Finance Act, and the act establishing the North Carolina Solid Waste Management Loan Program, profits made on the sale of obligations issued before July 1, 1995, by authorities created thereunder are made expressly exempt from North Carolina income taxation. The exemption of such profits from North Carolina income taxation does not require a disallowance of any loss incurred on the sale of such obligations in the calculation of North Carolina income taxes. With respect to North Carolina obligations issued after June 30, 1995, the treatment of gains from the sale or disposition of such obligations is the same for federal and North Carolina income tax purposes.

    For federal income tax purposes, interest on North Carolina obligations that would otherwise be exempt from taxation may in certain circumstances be taxable to the recipient. North Carolina law provides that the interest on North Carolina obligations shall maintain its exemption from North Carolina income taxation notwithstanding that such interest may be subject to federal income taxation.

    North Carolina imposes a tax on transfers which occur by reason of death or by gift. Transfers of obligations of North Carolina, its political subdivisions, agencies of such governmental units, or nonprofit educational institutions organized or chartered under the laws of North Carolina are not exempt from the North Carolina estate and gift taxes.

    48 U.S.C. (S)745 provides that bonds issued by the Government of Puerto Rico, or by its authority, shall be exempt from taxation by any State or by any county, municipality, or other municipal subdivision of any State. Accordingly, interest on any such obligations held by the North Carolina Trust would be exempt from the North Carolina corporate and individual income taxes. The North Carolina Department of Revenue takes the position that gains from the sale or other disposition of such obligations are subject to the North Carolina corporate and individual income taxes.

TAX FREE VS. TAXABLE INCOME

  The following tables show the approximate yields which taxable securities must earn in various income brackets to equal tax exempt yields under combined Federal and state individual income tax rates. This table reflects projected Federal income tax rates and tax brackets for the 1999 taxable year and state income tax rates that were available on the date of the Prospectus. Because the Federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may be lower than indicated. A table is computed on the theory that the taxpayer's highest bracket tax rate is applicable to the entire amount of any increase or decrease in taxable income (after allowance for any resulting change in state income tax) resulting from a switch from taxable to tax-free securities or vice versa. Variations between state and Federal allowable deductions and exemptions are generally ignored. The state tax is thus computed by applying to the Federal taxable income bracket amounts shown in the table the appropriate state rate for those same dollar amounts. For example, a married couple living in the State of California and filing a Joint Return with $53,000 in taxable income for the 1999 tax year would need a taxable investment yielding 9.06% in order to equal a tax-free return of 6.00%. Use the appropriate table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of Federal income tax and state income tax.

                              STATE OF CALIFORNIA
1999 Tax Year

                    Approx. Combined          TAX EXEMPT YIELD
Taxable             Federal & State  4.00% 4.50%  5.00%  5.50%  6.00%  6.50%
Income Bracket          Tax Rate
                                          TAXABLE EQUIVALENT YIELD
                                                JOINT RETURN
$      0 -  10,032       15.85%      4.75% 5.35%  5.94%   6.54%  7.13%  7.72%
$ 10,033 -  23,776       16.70       4.80  5.40   6.00    6.60   7.20   7.80
$ 23,777 -  37,522       18.40       4.90  5.51   6.13    6.74   7.35   7.97
$ 37,523 -  42,350       20.10       5.01  5.63   6.26    6.88   7.51   8.14
$ 42,351 -  52,090       32.32       5.91  6.65   7.39    8.13   8.87   9.60
$ 52,091 -  65,832       33.76       6.04  6.79   7.55    8.30   9.06   9.81
$ 65,833 - 104,050       34.70       6.13  6.89   7.66    8.42   9.19   9.95
$104,051 - 126,600       37.42       6.39  7.19   7.99    8.79   9.59  10.39
$126,601 - 158,550       38.26       6.48  7.29   8.10    8.91   9.72  10.53
$158,551 - 283,150       42.93       7.01  7.89   8.76    9.64  10.51  11.39
Over $283,150            46.29       7.45  8.38   9.31   10.24  11.17  12.10
                                               SINGLE RETURN
$      0 -   5,016       15.85%      4.75% 5.35%  5.94%   6.54%  7.13%  7.72%
$  5,017 -  11,888       16.70       4.80  5.40   6.00    6.60   7.20   7.80
$ 11,889 -  18,761       18.40       4.90  5.51   6.13    6.74   7.35   7.97
$ 18,762 -  25,750       20.10       5.01  5.63   6.26    6.88   7.51   8.14
$ 25,751 -  26,045       32.32       5.91  6.65   7.39    8.13   8.87   9.60
$ 26,046 -  32,916       33.76       6.04  6.79   7.55    8.30   9.06   9.81
$ 32,917 -  62,450       34.70       6.13  6.89   7.66    8.42   9.19   9.95
$ 62,451 - 126,600       37.42       6.39  7.19   7.99    8.79   9.59  10.39
$126,601 - 130,250       38.26       6.48  7.29   8.10    8.91   9.72  10.53
$130,251 - 283,150       42.93       7.01  7.89   8.76    9.64  10.51  11.39
Over $283,150            46.29       7.45  8.38   9.31   10.24  11.17  12.10

--------
Note: This table reflects the following:
  1 The above tax rates represent 1999 Federal income tax rates and 1998
    California income tax rates. California has not yet published its 1999 personal income tax rates.
  2 Taxable income, as reflected in the above table, equals Federal adjusted gross income (AGI), less personal exemptions and itemized deductions (including the deduction for state income tax). However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $126,600, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined Federal and state tax rates through the use of higher effective Federal tax rates. However, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $189,950 for married taxpayers filing a joint tax return and $126,600 for single taxpayers. The effect of this phase out is not reflected in the above table.
  3 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. The effect of this provision is not included into the above table.
  4 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.
  5 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

                                   STATE OF MARYLAND
            1999 Tax Year

                         Approx. Combined
                          Federal, State            TAX FREE YIELD
        Taxable             and Local     4.00%  4.50%  5.00%  5.50%  6.00%  6.50%
        Income Bracket       Tax Rate
                                               TAXABLE EQUIVALENT YIELD
                                                     JOINT RETURN
        $     0-
           1,000              16.70%      4.80%  5.40%  6.00%  6.60%   7.20%  7.80%
        $  1,001-
           2,000              17.55       4.85   5.46   6.06   6.67    7.28   7.88
        $  2,001-
           3,000              18.40       4.90   5.51   6.13   6.74    7.35   7.97
        $  3,001-
          43,050              19.12       4.95   5.56   6.18   6.80    7.42   8.04
        $ 43,051-
         104,050              31.49       5.84   6.57   7.30   8.03    8.76   9.49
        $104,051-
         126,600              34.35       6.09   6.85   7.62   8.38    9.14   9.90
        $126,601-
         158,550              35.23       6.18   6.95   7.72   8.49    9.26  10.04
        $158,551-
         283,150              40.13       6.68   7.52   8.35   9.19   10.02  10.86
        Over
         $283,150             43.66       7.10   7.99   8.87   9.76   10.65  11.54
                                                     SINGLE RETURN
        $     0-
           1,000              16.70%      4.80%  5.40%  6.00%  6.60%   7.20%  7.80%
        $  1,001-
           2,000              17.55       4.85   5.46   6.06   6.67    7.28   7.88
        $  2,001-
           3,000              18.40       4.90   5.51   6.13   6.74    7.35   7.97
        $  3,001-
          25,750              19.12       4.95   5.56   6.18   6.80    7.42   8.04
        $ 25,751-
          62,450              31.49       5.84   6.57   7.30   8.03    8.76   9.49
        $ 62,451-
         126,600              34.35       6.09   6.85   7.62   8.38    9.14   9.90
        $126,601-
         130,250              35.23       6.18   6.95   7.72   8.49    9.26  10.04
        $130,251-
         283,150              40.13       6.68   7.52   8.35   9.19   10.02  10.86
        Over
         $283,150             43.66       7.10   7.99   8.87   9.76   10.65  11.54

------------
Note: This table reflects the following:
  1 Taxable income, as reflected in the above table, equals Federal adjusted gross income (AGI), less personal exemptions and itemized deductions (including the deduction for state income tax). However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $126,600, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined Federal and state tax rates through the use of higher effective Federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two effective Federal tax rates. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $189,950 for married taxpayers filing a joint tax return and $126,600 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table .
  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. The effect of this provision is not incorporated into the table.
  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.
  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

                               STATE OF NEW YORK
1999 Tax Year

                   Approx. Combined          TAX EXEMPT YIELD
Taxable            Federal & State  4.00%  4.50%  5.00%  5.50%  6.00%  6.50%
Income Bracket         Tax Rate
                                         TAXABLE EQUIVALENT YIELD
                                               JOINT RETURN
$0-16,000               18.40%      4.90%  5.51%  6.13%  6.74%   7.35%  7.97%
$16,001-22,000          18.83       4.93   5.54   6.16   6.78    7.39   8.01
$22,001-26,000          19.46       4.97   5.59   6.21   6.83    7.45   8.07
$26,001-40,000          20.02       5.00   5.63   6.25   6.88    7.50   8.13
$40,001-43,050          20.82       5.05   5.68   6.31   6.95    7.58   8.21
$43,051-104,050         32.93       5.96   6.71   7.46   8.20    8.95   9.69
$104,051-126,600        35.73       6.22   7.00   7.78   8.56    9.34  10.11
$126,601-158,550        36.59       6.31   7.10   7.89   8.67    9.46  10.25
$158,551-$283,150       41.39       6.82   7.68   8.53   9.38   10.24  11.09
Over $283,150           44.84       7.25   8.16   9.07   9.97   10.88  11.78
                                               SINGLE RETURN
$0-8,000                18.40%      4.90%  5.51%  6.13%  6.74%   7.35%  7.97%
$8,001-11,000           18.83       4.93   5.54   6.16   6.78    7.39   8.01
$11,001-13,000          19.46       4.97   5.59   6.21   6.83    7.45   8.07
$13,001-20,000          20.02       5.00   5.63   6.25   6.88    7.50   8.13
$20,001-25,750          20.82       5.05   5.68   6.31   6.95    7.58   8.21
$25,751-62,450          32.93       5.96   6.71   7.46   8.20    8.95   9.69
$62,451-126,600         35.73       6.22   7.00   7.78   8.56    9.34  10.11
$126,601-130,250        36.59       6.31   7.10   7.89   8.67    9.46  10.25
$130,251-$283,150       41.39       6.82   7.68   8.53   9.38   10.24  11.09
Over $283,150           44.84       7.25   8.16   9.07   9.97   10.88  11.78
-------------

Note: This table reflects the following:
  1 Taxable income, as reflected in the above table, equals Federal adjusted gross income (AGI), less personal exemptions and itemized deductions (including the deduction for state income tax). However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $126,600, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined Federal and state tax rates through the used of higher effective Federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two effective Federal tax rates. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $189,950 for married taxpayers filing a joint tax return and $126,600 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.
  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

                                CITY OF NEW YORK
  1999 Tax Year

                    Approx. Combined
                    Federal, State &          TAX EXEMPT YIELD
   Taxable           New York City   4.00%  4.50%  5.00%  5.50%  6.00%  6.50%
   Income Bracket       Tax Rate
                                          TAXABLE EQUIVALENT YIELD

                                                JOINT RETURN

   $      0-
      16,000             20.70%      5.04%  5.67%  6.30%   6.94%  7.57%  8.20%
   $ 16,001-
      21,600             21.12       5.07   5.70   6.34    6.97   7.61   8.24
   $ 21,601-
      22,000             21.59       5.10   5.74   6.38    7.01   7.65   8.29
   $ 22,001-
      26,000             22.23       5.14   5.79   6.43    7.07   7.72   8.36
   $ 26,001-
      40,000             22.78       5.18   5.83   6.48    7.12   7.77   8.42
   $ 40,001-
      43,050             23.59       5.24   5.89   6.54    7.20   7.85   8.51
   $ 43,051-
      45,000             35.28       6.18   6.95   7.73    8.50   9.27  10.04
   $ 45,001-
      90,000             35.31       6.18   6.96   7.73    8.50   9.28  10.05
   $ 90,001-
     104,050             35.35       6.19   6.96   7.73    8.51   9.28  10.05
   $104,051-
     126,601             38.04       6.46   7.26   8.07    8.88   9.68  10.49
   $126,601-
     158,550             38.88       6.54   7.36   8.18    9.00   9.82  10.63
   $158,551-
    $283,150             43.50       7.08   7.96   8.85    9.73  10.62  11.50
   Over
    $283,150             46.83       7.52   8.46   9.40   10.34  11.28  12.23

                                               SINGLE RETURN

   $      0-
       8,000             20.70%      5.04%  5.67%  6.30%   6.94%  7.57%  8.20%
   $  8,001-
      11,000             21.12       5.07   5.70   6.34    6.97   7.61   8.24
   $ 11,001-
      12,000             22.27       5.15   5.79   6.43    7.08   7.72   8.36
   $ 12,001-
      13,000             22.23       5.14   5.79   6.43    7.07   7.72   8.36
   $ 13,001-
      20,000             22.78       5.18   5.83   6.48    7.12   7.77   8.42
   $ 20,001-
      25,000             23.59       5.24   5.89   6.54    7.20   7.85   8.51
   $ 25,001-
      25,750             23.63       5.24   5.89   6.55    7.20   7.86   8.51
   $ 25,751-
      50,000             35.31       6.18   6.96   7.73    8.50   9.28  10.05
   $ 50,001-
      62,450             35.35       6.19   6.96   7.73    8.51   9.28  10.05
   $ 62,451-
     126,600             38.04       6.46   7.26   8.07    8.88   9.68  10.49
   $126,601-
     130,250             38.88       6.54   7.36   8.18    9.00   9.82  10.63
   $130,251-
    $283,150             43.50       7.08   7.96   8.85    9.73  10.62  11.50
   Over
    $283,150             46.83       7.52   8.46   9.40   10.34  11.28  12.23

--------
Note: This table reflects the following:
  1 Taxable income, as reflected in the above table, equals Federal adjusted gross income (AGI), less personal exemptions and itemized deductions (including the deduction for state income tax). However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $126,600, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined Federal and state tax rates through the use of higher effective Federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two effective Federal tax rates. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AIG in excess of $189,950 for married taxpayers filing a joint tax return and $126,600 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. The effect of this provision is not incorporated into the table.
  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.
  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

                          STATE OF NORTH CAROLINA
  1999 Tax Year

                    Approx. Combined           TAX-FREE YIELD
   Federal           Federal, State  4.00%  4.50%  5.00%  5.50%  6.00%  6.50%
   Taxable Income       Tax Rate
                                          TAXABLE EQUIVALENT YIELD

                                                JOINT RETURN

   $      0-
      21,250             20.10%      5.01%  5.63%  6.26%   6.88%  7.51%  8.14%
   $ 21,251-
      43,050             20.95       5.06   5.69   6.33    6.96   7.59   8.22
   $ 43,051-
     100,000             33.04       5.97   6.72   7.47    8.21   8.96   9.71
   $100,001-
     104,050             33.58       6.02   6.78   7.53    8.28   9.03   9.79
   $104,051-
     126,600             36.35       6.28   7.07   7.86    8.64   9.43  10.21
   $126,601-
     158,550             37.21       6.37   7.17   7.96    8.76   9.55  10.35
   $158,551-
     283,150             41.96       6.89   7.75   8.61    9.48  10.34  11.20
   Over
    $283,150             45.38       7.32   8.24   9.15   10.07  10.98  11.90

                                               SINGLE RETURN

   $      0-
      12,750             20.10%      5.01%  5.63%  6.26%   6.88%  7.51%  8.14%
   $ 12,751-
      25,750             20.95       5.06   5.69   6.33    6.96   7.59   8.22
   $ 25,751-
      60,000             33.04       5.97   6.72   7.47    8.21   8.96   9.71
   $ 60,001-
      62,450             33.58       6.02   6.78   7.53    8.28   9.03   9.79
   $ 62,451-
     126,600             36.35       6.28   7.07   7.86    8.64   9.43  10.21
   $126,601-
     130,250             37.21       6.37   7.17   7.96    8.76   9.55  10.35
   $130,251-
     283,150             41.96       6.89   7.75   8.61    9.48  10.34  11.20
   Over
    $283,150             45.38       7.32   8.24   9.15   10.07  10.98  11.90

--------

Note: This table reflects the following:

  1 Taxable income, as reflected in the above table, equals Federal adjusted gross income (AGI), less personal exemptions and itemized deductions (including the deduction for state income tax). However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer's AGI over $126,600, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined Federal and state tax rates through the use of higher effective Federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $189,950 for married taxpayers filing a joint tax return and $126,600 for single taxpayers. The effect of the phase out is not reflected in the above table.

  2 Interest earned on municipal obligations may be subject to the federal alternative minimum tax. The effect of this provision is not included into the above table.

  3 The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest rates applicable to the income levels indicated within each bracket.

  4 Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

                                     TAX EXEMPT SECURITIES TRUST
  -------------------------------------------------------------

                    10,000 Units   Dated July 16, 1999

                                   PROSPECTUS

This Prospectus does not contain all of the information with respect to the Trust set forth in its registration statements filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 (file nos. 333-80727, 333-74125, 333-74131 and 333-82761) and the Investment Company
Act of 1940 (file no. 811-2560), and to which reference is hereby made. Copies may be reviewed at the Commission or on the internet, or obtained from the Commission at prescribed rates by:
  . calling: 1-800-SEC-0330
  . visiting the SEC internet address: http://www.sec.gov.
  . writing: Public Reference Section of the Commission, 450 Fifth Street,
    N.W., Washington, D.C. 20549-6009
--------------------------------------------------------------------------------

                  Index                             Sponsor:


                                                    Salomon Smith Barney Inc.
                                                    388 Greenwich Street
     Investment Summary                    A-2      23rd Floor
     Summary of Essential Information      A-8      New York, New York 10013
     Portfolio Summary as of Date of                (212) 816-4000
      Deposit                             A-11
     Independent Auditors' Report         A-14
     Statement of Financial Condition     A-15
     Portfolio                            A-17
     Notes to Portfolios of Securities    A-24
     Tax Exempt Securities Trust           B-1
     Risk Factors                          B-2
     Taxes                                 B-9
     Expenses and Charges                 B-13
     Public Offering                      B-14
     Rights of Holders                    B-17
     Sponsor                              B-21
     Trustee                              B-22
     Evaluator                            B-22
     Amendment and Termination of the
      Trust Agreement                     B-23
     Miscellaneous                        B-23
     Bond Ratings                         B-24
     Federal Tax Free vs. Taxable Income  B-27
     The State Trusts                      C-1
     Tax Free vs. Taxable Income          C-23

                                                    Trustee:

                                                    The Chase Manhattan Bank
                                                    4 New York Plaza
                                                    New York, New York 10004
                                                    (800) 354-6565

--------------------------------------------------------------------------------

                              SALOMONSMITHBARNEY
                         ----------------------------
                         A member of citigroup [LOGO]
--------------------------------------------------------------------------------
No person is authorized to give any information or to make any representations with respect to this Trust, not contained in this Prospectus and you should not rely on any other information.
--------------------------------------------------------------------------------
Salomon Smith Barney is the service mark used by Salomon Smith Barney Inc.

          PART II. ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

  A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

                                                                         SEC FILE OR
                                                                      IDENTIFICATION NO.
                                                               ---------------------------------
I. Bonding Arrangements and Date of Organization
   of the Depositor filed pursuant to Items A and
   B of Part II of the Registration Statement on
   Form S-6 under the Securities Act of 1993:

    Salomon Smith Barney Inc.                                                         2-55436

II. Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934:

    Salomon Smith Barney Inc.                                                          8-8177

III. Charter documents of the Depositor filed as Exhibits to the Registration Statement on Form S-6 under the Securities Act of 1933
     (Charter, By-Laws):

    Salomon Smith Barney Inc.                                              33-65332, 33-36037

  B. The Internal Revenue Service Employer Identification Numbers of the
Sponsor and Trustee are as follows:

    Salomon Smith Barney Inc.                                                      13-1912900
    The Chase Manhattan Bank                                                       13-4994650

                                  UNDERTAKING

  The Sponsor undertakes that it will not instruct the Trustee to accept from
(i) any insurance company affiliated with the Sponsor, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to that Security or (ii) any affiliate of the Sponsor who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless those instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940.

                      CONTENTS OF REGISTRATION STATEMENT

  THE REGISTRATION STATEMENT ON FORM S-6 COMPRISES THE FOLLOWING PAPERS AND
DOCUMENTS:

  The facing sheet of Form S-6.
  The Cross-Reference Sheet (incorporated by reference to the Cross-Reference
   Sheet to the Registration Statement of Tax Exempt Securities Trust, Series 384, 1933 Act File No. 33-50915).
  The Prospectus.
  Additional Information not included in the Prospectus (Part II).
  Consent of Independent Auditors.

  The following exhibits:

 1.1   --Form of Trust Indenture and Agreement (incorporated by reference to
        Exhibit 4.a to the Registration Statement of Tax Exempt Securities
        Trust, Series 265, 1933 Act File No. 33-15123).
 1.1.1 --Form of Reference Trust Agreement (incorporated by reference to
        Exhibit 1.1.1 of Tax Exempt Securities Trust, National Trust 208, 1933
        Act File No. 33-58591).
 1.2   --Form of Agreement Among Underwriters (incorporated by reference to
        Exhibit 99 to the Registration Statement of Tax Exempt Securities
        Trust, Series 384, 1933 Act File No. 33-50915).
 2.1   --Form of Certificate of Beneficial Interest (included in Exhibit 1.1).
 3.1 --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings
        "Taxes", "Legal Opinion" and "New York Taxes" in the Prospectus.
 3.2   --Opinion of special California counsel.
 3.3   --Opinion of special Maryland counsel.
 3.4   --Opinion of special North Carolina counsel.
 4.1   --Consent of the Evaluator.
 5.1   --Consent of KPMG LLP.

                                  SIGNATURES

  The registrant, Tax Exempt Securities Trust, California Trust 169, Maryland Trust 108, New York Trust 174 and North Carolina Trust 11, hereby identifies California Trust 163 and New York Trust 168 of the Tax Exempt Securities Trust for purposes of the representations required by Rule 487 and represents the following:

    (1) That the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    (2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    (3) That it has complied with Rule 460 under the Securities Act of 1933.

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, and State of New York, on the 16th day of July, 1999.

                        Signatures appear on page II-4.

  A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

                                        Salomon Smith Barney Inc., Depositor

                                               /s/ George S. Michinard, Jr.
                                          By .................................
                                                (George S. Michinard, Jr.)

                                          By the following persons*, who
                                           constitute a majority of the
                                           directors of Salomon Smith Barney
                                           Inc.:

                                                  Deryck C. Maughan

                                                  Michael A. Carpenter


                                               /s/ George S. Michinard, Jr.
                                          By ..................................
                                                (George S. Michinard, Jr.,
                                                     Attorney-in-Fact)
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  * Pursuant to Powers of Attorney filed as exhibits to Registration Statement Nos. 333-62533 and 333-66875.